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As filed with the Securities and Exchange Commission on June 16, 2004

Registration Statement No. 333-114342

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

AMENDMENT NO. 2 TO
FORM S-3
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

SEPRACOR INC.
(Exact Name of Registrant as Specified in Its Charter)

DELAWARE (State Or Other Jurisdiction Of Incorporation Or Organization)	22-2536587 (I.R.S. Employer Identification No.)
84 WATERFORD DRIVE MARLBOROUGH, MASSACHUSETTS 01752 (508) 481-6700 (Address, Including Zip Code, and Telephone Number, Including Area Code, of Registrant's Principal Executive Offices)

TIMOTHY J. BARBERICH
CHIEF EXECUTIVE OFFICER
SEPRACOR INC.
111 LOCKE DRIVE
MARLBOROUGH, MASSACHUSETTS 01752
(508) 481-6700
(Name, Address, Including Zip Code, And Telephone Number,
Including Area Code, Of Agent For Service)

Copy to:

SUSAN W. MURLEY, ESQ.
WILMER CUTLER PICKERING HALE AND DORR LLP
60 STATE STREET
BOSTON, MASSACHUSETTS 02109
(617) 526-6000

        APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO PUBLIC:  As Soon As Practicable After This Registration Statement Becomes Effective.

        If the only securities being registered on this form are being offered pursuant to dividend or interest reinvestment plans, please check the following box.    ☐

        If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box.    ☒

        If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

        If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

        If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box.    ☐

        THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(a), SHALL DETERMINE.

The information in this prospectus is not complete and may be changed. The selling securityholders named in this prospectus may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This Prospectus is not an offer to sell these securities and it is not soliciting offers to buy these securities in any jurisdiction where the offer or sale is not permitted.

Subject to Completion dated June 16, 2004

PROSPECTUS

SEPRACOR INC.

$750,000,000

0% SERIES A CONVERTIBLE SENIOR SUBORDINATED NOTES DUE 2008
0% SERIES B CONVERTIBLE SENIOR SUBORDINATED NOTES DUE 2010

24,597,500 Shares of Common Stock,
$0.10 Par Value Per Share

        Sepracor Inc. issued an aggregate principal amount of $750,000,000 0% convertible senior subordinated notes in private placements to several initial purchasers on December 12, 2003 and January 15, 2004. The initial purchasers resold the notes to qualified institutional buyers in accordance with Rule 144A under the Securities Act of 1933, as amended. This prospectus will be used by the selling securityholders from time to time to resell their notes and any shares of our common stock issuable upon conversion of the notes. We will not receive any proceeds from the sale of the notes or any shares of our common stock issuable upon conversion of the notes offered by this prospectus.

        The principal terms of the 0% Series A convertible senior subordinated notes due 2008 and the 0% Series B convertible senior subordinated notes due 2010, which we refer to collectively in this prospectus as the notes or the 0% notes, include the following:

Series of Notes	This prospectus relates to:
	•	$250 million principal amount of 0% Series A convertible senior subordinated notes due 2008, which we refer to as the Series A notes; and
	•	$500 million principal amount of 0% Series B convertible senior subordinated notes due 2010, which we refer to as the Series B notes.
Interest	The notes do not bear interest, and the principal amount does not accrete.
Maturity Date	The Series A notes will mature on December 15, 2008, and the Series B notes will mature on December 15, 2010.
Conversion Rate	You may convert:
	•	the Series A notes into shares of our common stock at a conversion rate of 31.3550 shares per $1,000 principal amount of Series A notes (representing a conversion price of approximately $31.8928), subject to adjustment;
	•	the Series B notes into shares of our common stock at a conversion rate of 33.5175 shares per $1,000 principal amount of Series B notes (representing a conversion price of approximately $29.8352), subject to adjustment.
Subordination	The notes are:
	•	subordinated to all of our existing and future senior indebtedness;
	•	effectively subordinated to all debt and other liabilities of our subsidiaries; and
	•	senior to our $440 million of outstanding 5% convertible subordinated debentures due 2007.
The notes do not restrict our ability to incur additional indebtedness.
Redemption	We cannot redeem the notes prior to maturity.

        The notes are currently designated for trading on the Private Offerings, Resales and Trading through Automated Linkages, or PortalSM, Market. Our common stock is traded on the NASDAQ National Market under the symbol "SEPR." On June 14, 2004, the last reported sale price for our common stock on the NASDAQ National Market was $47.69 per share. The securities offered by this prospectus may be offered in negotiated transactions or otherwise, at negotiated prices or at the market prices prevailing at the time of sale.

        Investing in the notes or our common stock involves risks. See "Risk Factors" beginning on page 6.

        The Securities and Exchange Commission and state securities regulators have not approved or disapproved these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is                  , 2004

        This prospectus incorporates important business information about Sepracor that is not included or delivered with this document. This information is available without charge to stockholders upon written or oral request. To request this information, please contact us at 84 Waterford Drive, Marlborough, Massachusetts 01752, attention: Executive Vice President, Finance and Administration, 508-481-6700. Also see "Where You Can Find More Information" in this prospectus.

TABLE OF CONTENTS

Prospectus Summary	1
Risk Factors	6
Cautionary Statement Concerning Forward-Looking Information	20
Use of Proceeds	21
Deficiency of Earnings to Fixed Charges	21
Description of Notes	22
Description of Capital Stock	35
Material United States Federal Tax Considerations	41
Selling Securityholders	48
Plan of Distribution	54
Legal Matters	55
Experts	55
Additional Filings and Company Information	56
Where You Can Find More Information	56

PROSPECTUS SUMMARY

Our Company

        Sepracor Inc. is a research-based pharmaceutical company dedicated to treating and preventing human disease through the discovery, development and commercialization of innovative pharmaceutical compounds.

        Our drug development program has yielded an extensive portfolio of pharmaceutical compounds intended to treat a broad range of indications. We are concentrating our product development efforts in two major therapeutic areas, respiratory and central nervous system disorders.

        We select compounds for development that have the potential to offer improvements over existing therapies with respect to efficacy, side effect profile, dosage forms, and in some cases, the opportunity for additional indications. We expect our pharmaceutical products to be commercialized directly through our sales force, co-promotion agreements and out-licensing partnerships.

        We currently manufacture and sell one drug, XOPENEX® (levalbuterol HCl) inhalation solution, a short-acting bronchodilator, for the treatment or prevention of bronchospasm in patients with reversible obstructive airway disease, such as asthma. We commercially launched XOPENEX in 1999.

        We have established two co-promotion agreements. In August 2002, we entered into an agreement with MedPointe Inc. to co-promote MedPointe's nasal-spray antihistamine, ASTELIN® (azelastine HCl). We also have a co-promotion agreement with the Ross Products Division of Abbott Laboratories for our XOPENEX product, which we have mutually agreed with Ross to terminate effective December 31, 2004. We expect to make payments to Ross of $30 million on or before December 31, 2005 and $3 million on or before December 31, 2006 in connection with the termination of this agreement. We have from time to time licensed our technology and patent rights to third parties. Our out-licensing agreements include Schering-Plough Corporation for CLARINEX® (desloratadine); Aventis for ALLEGRA® (fexofenadine HCl); and UCB Farchim SA for XUSAL™/XYZAL® (levocetirizine).

        Our product development pipeline includes ESTORRA™ brand eszopiclone for the treatment of insomnia. On February 27, 2004, we received an "approvable" letter from the United States Food and Drug Administration, or FDA, for our new drug application, or NDA, for ESTORRA. The FDA issues an "approvable" letter when it believes it can grant final marketing approval assuming certain questions are answered and/or certain conditions are met. On June 16, 2004, we announced that we had resubmitted the ESTORRA NDA to the FDA. Based on discussions with the FDA, we expect the FDA to characterize our resubmission as a class 2 resubmission, which would be reviewed by the FDA within a six-month period.

        In addition, we have two active drug candidates in the late stages of development. The first is XOPENEX hydrofluoroalkane metered-dose inhaler, or HFA MDI, for which we submitted an NDA to the FDA on May 12, 2004. The second is arformoterol, a long-acting beta-agonist bronchodilator, for which we expect to submit an NDA to the FDA around the end of 2004. We also have four drug candidates in Phase I/II and several other drug compounds in earlier stages of development. We must successfully develop and receive appropriate regulatory approvals for a drug candidate before it can be commercialized.

        A characteristic common to most of our compounds in late-stage clinical development is that they are designed to address large and growing indications that are served principally by primary care physicians.

        In the majority of our development programs, we identify existing drugs that might, in single-isomer or active-metabolite forms, provide significant advances over existing therapies within the indications of the parent compound or in new indications. We then develop isomers or metabolites that may offer benefits over both the parent drugs and competitive compounds, such as reduced side effects, improved therapeutic efficacy, effectiveness for new indications or improved dosage forms. Additionally, we undertake drug development that encompasses a more traditional approach. In these programs, we are seeking to discover novel compounds unrelated to existing commercial compounds that have the potential to provide benefits over existing treatments or provide new therapies for diseases lacking effective treatment.

Background on Science

Chiral Compounds

        Approximately 500 currently available drugs are chiral compounds. Chiral compounds frequently exist as mixtures of mirror-image molecules known as isomers. When a chiral compound contains equal amounts of both isomers, it is a racemic mixture, or a racemate. These two isomers are generally referred to as (S)-isomers (left) and (R)-isomers (right). While isomers have identical molecular weights and physical properties, they show remarkable selectivity within biological systems and therefore can have different biological actions. In many cases, only one isomer of the racemic drug is responsible for the drug's efficacy. The other may be an unnecessary component or may cause side effects. Typically, in our product development process, we separate racemic mixtures containing two isomers into compounds containing only one isomer.

Active Metabolites

        Drugs administered to treat diseases are sometimes transformed, or metabolized, within the body into a variety of related chemical forms known as metabolites, some of which may have therapeutic activity. Metabolites that have therapeutic activity are known as active metabolites. Active metabolites can also be synthesized in the laboratory. During preclinical and clinical testing of a parent drug, subjects are exposed to the active metabolite of the parent drug. Therefore, a developer of an active metabolite may be able to rely upon certain known clinical information from the parent drug in its NDA submission for the active metabolite, including safety data. In some cases, this can eliminate the need for certain clinical studies and expedite the development process of an active metabolite drug.

        The majority of the scientific and medical research that we conduct is directed toward discovering differences between isomers derived from racemates or active metabolites derived from parent drugs. In contrast to traditional new drug development, the safety and efficacy of the racemates and parent drugs of our pharmaceuticals under development are often well understood before clinical trials begin. Parent drugs have been successfully taken through clinical studies and may have been on the market for years. We evaluate isomers or active metabolites in a highly accelerated and focused manner. Our directed research effort allows us to identify potential advantages in our candidates such as improvements in potency, onset of action, duration of activity, dosage, additional indications or meaningful reductions in side effects or adverse reactions.

Recent Product and Pipeline Developments

        ESTORRA. In February 2004, we received an "approvable" letter from the FDA for our NDA for ESTORRA brand eszopiclone for the treatment of insomnia characterized by difficulty falling asleep, and/or difficulty maintaining sleep during the night and early morning. Contingent upon approval from the FDA, we would expect the recommended dosing to achieve sleep maintenance to be 2 mg or 3 mg for adult patients and 2 mg for elderly patients, and for elderly patients whose primary complaint is difficulty falling asleep, we would expect the recommended dosing to be 1 mg. The FDA has not requested additional clinical or preclinical trials for final approval. In June 2004, we resubmitted the ESTORRA NDA to the FDA. Based on discussions with the FDA, we expect the FDA to characterize our resubmission as a class 2 resubmission, which would be reviewed by the FDA within a six-month period. As a result, we are currently planning on a product launch by the end of 2004 or beginning of 2005. We are currently expanding our sales force in anticipation of marketing ESTORRA to primary care physicians and psychiatrists, the principal prescribers of sleep medications. If the FDA delays or denies final approval of our NDA for ESTORRA, then commercialization of ESTORRA may be delayed or terminated, which could have a material adverse effect on our business.

        The NDA contained data from a total of 24 clinical trials, which included more than 2,700 adult and elderly subjects, and more than 60 preclinical studies. We conducted a total of six randomized, placebo-controlled, Phase III studies, including one with a positive control, for the treatment of insomnia in both adult and elderly patients. We also completed a double-blind, placebo-controlled, 6-month chronic efficacy and safety trial, which included 788 subjects for the treatment of chronic insomnia. We followed this efficacy and safety trial with a 6-month open-label extension to study safety for up to 12 months.

        XOPENEX HFA MDI.    On May 12, 2004 we submitted an NDA to the FDA for XOPENEX HFA MDI. Under the Prescription Drug Use Fee Act, the FDA has 60 days after submission to review an NDA in order to determine if the application may be filed. The filing of an application means that the FDA has made a threshold determination that the application is sufficiently complete to permit a substantive review. We cannot be certain when, if ever, the FDA will accept our NDA for filing.

        Tecastemizole (SOLTARA). In the fourth quarter of 2002, we met with the FDA to discuss initiation of additional preclinical and clinical studies of SOLTARA. Contingent upon favorable results from these trials, we had intended to amend the SOLTARA NDA and seek marketing approval. Evaluation of the preliminary results from some of these preclinical and clinical trials indicated that we would need to conduct additional studies, delaying the timing of a possible amendment to the NDA. We decided in December 2003 to cease development after taking into consideration the results from recent tecastemizole trials, evaluating the changing dynamics of the U.S. antihistamine market, and thoroughly assessing the potential of all clinical candidates in our portfolio. As a result of the discontinuation of further development of SOLTARA, we incurred a non-cash charge of approximately $19,000,000 in 2003. The charge represents the carrying value of all patent and intangible assets associated with tecastemizole.

Current Revenue Sources

        In May 1999, we commercially introduced XOPENEX (levalbuterol HCl) inhalation solution, a short-acting bronchodilator, for the treatment or prevention of bronchospasm in patients with reversible obstructive airway disease, such as asthma. Our revenues from sales of XOPENEX have grown to $286.8 million in 2003 from $190.2, $122.2, $55.1 and $14.1 million in 2002, 2001, 2000 and 1999, respectively. XOPENEX accounted for approximately 83%, 80% and 82% of our total revenues in 2003, 2002 and 2001, respectively. We expect that XOPENEX will account for a substantial portion of our revenue in 2004.

        We earned royalties in 2003, 2002 and 2001 on sales of ALLEGRA (fexofenadine HCl), a nonsedating antihistamine marketed by Aventis S.A., and on sales of XYZAL/XUSAL (levocetirizine), an antihistamine sold outside the United States. In 2003 and 2002, we also earned royalties on CLARINEX (desloratadine) 5 mg tablets an antihistamine commercially launched by Schering-Plough Corporation in 2002. Royalty revenue was $51.5, $48.5 and $25.7 million or approximately 15%, 20% and 17% of our revenue in 2003, 2002 and 2001, respectively. We also earned co-promotion fees in 2003 under our agreement with MedPointe relating to ASTELIN which is recorded in license fees and other revenues.

Liquidity

        Our liquidity requirements have historically consisted of research and development expenses, sales and marketing expenses, capital expenditures, working capital, debt service and general corporate expenses. We have funded these requirements and the growth of our business primarily through convertible subordinated debt offerings, the issuance of common stock, including the exercise of stock options, and sales of product and license agreements for our drug compounds.

        As of March 31, 2004 our outstanding convertible subordinated debentures consist of $440,000,000 5% debentures due 2007, $250,000,000 0% debentures due 2008 and $500,000,000 0% debentures due 2010. Our annual debt service through 2006, assuming no 5% debentures are converted, repurchased or exchanged, is approximately $22,000,000.

        Based on our current operating plan, we believe that we will not be required to raise additional capital to fund the repayment of our outstanding convertible debt when due. If we are not able to commercialize ESTORRA, it is likely that our business would be materially and adversely affected and that we would be required to raise additional funds in order to repay our outstanding convertible debt. In addition, if we are not able to commercialize XOPENEX HFA MDI, we may be required to raise additional funds. We cannot assure that, if required, we would be able to raise the additional funds on favorable terms, if at all.

Our Address

        We were incorporated in Delaware in 1984. The mailing address of our principal executive offices is 84 Waterford Drive, Marlborough, Massachusetts 01752 and our telephone number is 508-481-6700.

Summary of the Notes

Convertible Notes	• $250 million principal amount of 0% Series A convertible senior subordinated notes due 2008; and
• $500 million principal amount of 0% Series B convertible senior subordinated notes due 2010.
References to the "notes" or the "0% notes" refer to the Series A notes and Series B notes collectively.
Maturity Date	The Series A notes will mature on December 15, 2008, and the Series B notes will mature on December 15, 2010.
Interest	The notes do not bear interest, and the principal amount does not accrete.
Conversion	You may convert:
• the Series A notes into shares of our common stock, par value $0.10, which we refer to as our common stock, at a conversion rate of 31.3550 shares per $1,000 principal amount of notes (representing a conversion price of approximately $31.8928), subject to adjustment, at any time prior to the close of business on the maturity date; and

• the Series B notes into shares of our common stock, at a conversion rate of 33.5175 shares per $1,000 principal amount of notes (representing a conversion price of approximately $29.8352), subject to adjustment, at any time prior to the close of business on the maturity date.
Subordination	The notes will be:
• subordinated to all of our existing and future senior indebtedness;
• effectively subordinated to all debt and other liabilities of our subsidiaries.
As of December 31, 2003, we had approximately $0.9 million of senior indebtedness outstanding. Neither we nor any of our subsidiaries are prohibited from incurring additional debt, including senior indebtedness, under the indenture.
Redemption	The notes are not redeemable by us prior to maturity.
Designated Event	If a designated event, as described under "Description of Notes—Repurchase at Option of the Holder Upon a Designated Event," occurs prior to maturity, you may require us to purchase all or part of your notes at a repurchase price equal to 100% of their principal amount, plus accrued and unpaid liquidated damages, if any, to, but excluding the date of repurchase.
Transfer Restrictions	The notes and the common stock issuable upon conversion of the notes have not been registered under the Securities Act and are subject to the restrictions on transfer described below under "Transfer Restrictions."
Registration Rights	We have filed with the Securities and Exchange Commission, and agreed to use our best efforts to cause to become effective no later than July 9, 2004, a shelf registration statement with respect to the resale of the notes and shares of common stock issuable upon conversion of the notes and to use our best efforts to keep such registration statement effective during such period or periods as are specified below under "Description of Notes—Registration Rights of Noteholders."
Trading	The notes are not listed on any securities exchange or included in any automated quotation system. We cannot assure you that any active or liquid market will develop or be maintained for the notes.
NASDAQ Symbol for our Common Stock	SEPR

RISK FACTORS

        You should carefully consider the following risks before making an investment decision. You should also refer to the other information set forth in this prospectus, and incorporated by reference in this prospectus. The risks described below are not the only ones facing Sepracor. Additional risks not currently known or that we currently believe to be immaterial may also adversely affect our business. If any of these risks occur, our business and operating results could be harmed and the value of your investment could be significantly adversely affected. Some risks that could cause our results to vary are discussed below.

Risks Associated with our Business

We have never been profitable and we may not be able to generate revenues sufficient to achieve profitability.

        We have not been profitable since inception, and it is possible that we will not achieve profitability. We incurred net losses on a consolidated basis of approximately $50.4 million for the three months ended March 31, 2004 and $135.9 million and $276.5 million for the years ended December 31, 2003 and 2002, respectively. We expect to continue to incur significant operating and capital expenditures. As a result, we will need to generate significant revenues to achieve and maintain profitability. We cannot assure you that we will achieve significant revenues or that we will ever achieve profitability. Even if we do achieve profitability, we cannot assure you that we will be able to sustain or increase profitability on a quarterly or annual basis in the future. If revenues grow more slowly than we anticipate or if operating expenses exceed our expectations or cannot be adjusted accordingly, our business, results of operations and financial condition will be materially and adversely affected.

If we or our development partners fail to successfully develop our principal product candidates, we will be unable to commercialize the product candidates and our ability to become profitable will be adversely affected.

        Our ability to achieve profitability will depend in large part on successful development and commercialization of our principal products under development. Failure to successfully commercialize our products and products under development may have a material adverse effect on our business. Before we commercialize any product candidate, we will need to successfully develop the product candidate by completing successful clinical trials, submit an NDA for the product candidate that is accepted by the FDA and receive FDA approval to market the candidate. If we fail to successfully develop a product candidate and/or the FDA delays or denies approval of any submitted NDA or any NDA that we submit in the future, then commercialization of our products under development may be delayed or terminated, which could have a material adverse effect on our business.

        A number of problems may arise during the development of our product candidates:

  •
  results of clinical trials may not be consistent with preclinical study results;

  •
  results from later phases of clinical trials may not be consistent with the results from earlier phases;

  •
  results from clinical trials may not demonstrate that the product candidate is safe and efficacious;

  •
  we and/or our development partners may elect not to continue funding the development of our product candidates; and

  •
  funds may not be available for development of all of our product candidates.

        We received an approvable letter from the FDA for ESTORRA on February 27, 2004; however, we cannot be certain that the FDA will approve the ESTORRA NDA.

        Our success significantly depends on our continued ability to develop and market new products. There can be no assurance that we will be able to develop and introduce new products in a timely manner or that new products, if developed, will achieve market acceptance. In addition, our growth is dependent on our continued ability to penetrate new markets where we have limited experience and competition is intense. There can be no assurance that the markets we serve will grow in the future, that our existing and new products will meet the requirements of these markets, that our products will achieve customer acceptance in these markets, that competitors will not force prices to an unacceptably low level or take market share from us, or that we can achieve or maintain profits in these markets.

Although we have received an "approvable" letter from the FDA for our NDA for ESTORRA brand eszopiclone, we may not receive approval to commercialize ESTORRA.

        The FDA issues an "approvable" letter when it believes it can approve an NDA if the applicant submits specific additional information of agrees to specific conditions. In order to receive approval, the applicant must satisfy the requests made and/or answer the question posed by the FDA, through a resubmission of the NDA. On February 27, 2004, we received an "approvable" letter from the FDA for our ESTORRA NDA. We intend to resubmit the NDA and, assuming we satisfactorily respond to the issues raised by the FDA, we expect to receive approval in late 2004 at the earliest. However, we cannot be certain that we will satisfactorily respond to the issues raised by the FDA or that the FDA will grant us approval during 2004, if at all. If the FDA delays or denies approval of our NDA for ESTORRA, or any other NDA that we file in the future, then commercialization of ESTORRA or our other products under development, may be delayed or terminated, which would have a material adverse effect on our business.

If any third-party collaborator is not successful in development of our product candidates, we may not realize the potential commercial benefits of the arrangement and our results of operations could be adversely affected.

        We have entered into a collaboration agreement with 3M Drug Delivery Systems Division for the scale-up and manufacturing of XOPENEX HFA MDI and we may enter into additional development collaboration agreements in the future. Under our agreement with 3M, 3M is responsible for manufacturing an MDI formulation of XOPENEX. We are responsible for conducting clinical trials using the 3M manufactured formulation. We submitted, and are responsible for, the NDA for XOPENEX HFA MDI. If 3M is unable to manufacture a XOPENEX HFA MDI formulation, or our clinical trials are unsuccessful, we may be unable to proceed with the development of XOPENEX HFA MDI. If 3M, or any future development or commercialization collaborator, does not devote sufficient time and resources to its collaboration arrangement with us, breaches or terminates its agreement with us, fails to perform its obligation to us in a timely manner or is unsuccessful in its development and/or commercialization efforts, we may not realize the potential commercial benefits of the arrangement and our results of operations may be adversely affected. In addition, if regulatory approval of XOPENEX HFA MDI or any other product candidate under development by or in collaboration with a partner is delayed or limited, we may not realize, or may be delayed in realizing, the potential commercial benefits of the arrangement.

The royalties we receive under collaboration arrangements could be delayed, reduced or terminated if our collaboration partners terminate, or fail to perform their obligations under, their agreements with us, or if our collaboration partners are unsuccessful in their sales efforts, or if we lose certain patent rights.

        We have entered into collaboration arrangements pursuant to which we license patents to pharmaceutical companies and our revenues under these collaboration arrangements consist primarily of royalties on sales of products. Payments and royalties under these arrangements depend in large part on the commercialization efforts of our collaboration partners in countries where we hold patents, including sales efforts and the maintenance and protection of patents, which we cannot control. If any of our collaboration partners does not devote sufficient time and resources to its collaboration arrangement with us or focuses its efforts in countries where we do not hold patents, we may not realize the potential commercial benefits of the arrangement, our revenues under these arrangements may be less than anticipated and our results of operations may be adversely affected. If any of our collaboration partners was to breach or terminate its agreement with us or fail to perform its obligations to us in a timely manner, the royalties we receive under the collaboration agreement could decrease or cease. Any failure or inability by us to perform, or any breach by us in our performance of, our obligations under a collaboration agreement could reduce or extinguish the royalties and benefits to which we are otherwise entitled under the agreement. If the patents covering the products upon which we receive royalties expire or are held invalid or unenforceable, generic versions of these products may be introduced, which would decrease the sales of the royalty-bearing product or terminate our right to receive royalties. Any delay or termination of this type could have a material adverse effect on our financial condition and results of operations because we may lose technology rights and milestone or royalty payments from collaboration partners and/or revenue from product sales, if any, could be delayed, reduced or terminated.

The approval of the sale of certain medications without a prescription may adversely affect our business.

        In May 2001, an advisory panel to the FDA recommended that the FDA allow certain popular allergy medications to be sold without a prescription. In November 2002, the FDA approved CLARITIN®, an allergy medication, to be sold without a prescription. In the future, the FDA may also allow the sale of other allergy medications without a prescription. The sale of CLARITIN and/or, if allowed, the sale of other allergy medications without a prescription, may have a material adverse effect on our business because the market for prescription drugs, including ALLEGRA and CLARINEX, for which we receive royalties on sales, has been and may continue to be adversely affected. We expect revenues from royalties earned on both CLARINEX and ALLEGRA to decrease slightly in 2004 due to the continued adverse impact on sales of these prescription allergy drugs resulting from the availability of competitor allergy drugs without a prescription.

We will be required to expend significant resources for research, development, testing and regulatory approval of our drugs under development and these drugs may not be developed successfully.

        We develop and commercialize proprietary products for the primary care and specialty markets. Most of our drug candidates are still undergoing clinical trials or are in the early stages of development. Our drugs may not provide greater benefits or fewer side effects than other drugs used to treat the same condition and our research efforts may not lead to the discovery of new drugs with benefits over existing treatments or development of new therapies. All of our drugs under development will require significant additional research, development, preclinical and/or clinical testing, regulatory approval and a commitment of significant additional resources prior to their commercialization. Our potential products may not:

  •
  be developed successfully;

  •
  be proven safe and efficacious in clinical trials;

  •
  offer therapeutic or other improvements over comparable drugs;

  •
  meet applicable regulatory standards;

  •
  be approved for commercialization by the FDA;

  •
  be capable of being produced in commercial quantities at acceptable costs; or

  •
  be successfully marketed.

Sales of XOPENEX represent a majority of our revenues; if sales of XOPENEX do not continue to increase, we may not have sufficient revenues to achieve our business plan and our business will not be successful.

        All of our revenues from product sales for the years ended December 31, 2003 and 2002 and substantially all of our product revenues for the year ended December 31, 2001, resulted from sales of XOPENEX. If the FDA grants final marketing approval for our ESTORRA NDA, we do not expect to launch ESTORRA until late 2004 at the earliest. If the FDA accepts for filing our NDA for XOPENEX HFA MDI, we would not expect to receive marketing approval before late 2005, if ever. Accordingly, we expect that sales of XOPENEX will represent all of our product sales and a majority of our total revenues through at least the third quarter of 2004. We do not have long-term sales contracts with our customers and we rely on purchase orders for sales of XOPENEX. Reductions, delays or cancellations of orders for XOPENEX could adversely affect our operating results. If sales of XOPENEX do not continue to increase, we may not have sufficient revenues to achieve our business plan and our business will not be successful.

        XOPENEX competes primarily against generic albuterol in the asthma market. XOPENEX is more expensive than generic albuterol. We must continue to demonstrate to physicians and other healthcare professionals that the benefits of XOPENEX justify the higher price. If XOPENEX does not continue to compete successfully against competitive products, our business will not be successful.

If we fail to adequately protect or enforce our intellectual property rights, then we could lose revenue under our collaborative agreements or lose sales to generic versions of our products.

        Our success depends in part on our ability to obtain, maintain and enforce patents, and protect trade secrets. Our ability to commercialize any drug successfully will largely depend upon our ability to obtain and maintain patents of sufficient scope to prevent third parties from developing similar or competitive products. In the absence of patent and trade secret protection, competitors may adversely affect our business by independently developing and marketing substantially equivalent products and technology. It is also possible that we could incur substantial costs if we are required to initiate litigation against others to protect or enforce our intellectual property rights.

        We have filed patent applications covering composition of, methods of making and methods of using, single-isomer or active-metabolite forms of various compounds for specific applications. Our revenues under collaboration agreements with pharmaceutical companies depend in part on the existence and scope of issued patents. We may not be issued patents based on patent applications already filed or that we file in the future and if patents are issued, they may be insufficient in scope to cover the products licensed under these collaboration agreements. We do not receive royalty revenue from sales of products licensed under collaboration agreements in countries where we do not have a patent for such products. The issuance of a patent in one country does not ensure the issuance of a patent in any other country. Furthermore, the patent position of companies in the pharmaceutical industry generally involves complex legal and factual questions, and recently has been the subject of much litigation. Legal standards relating to the scope and validity of patent claims are evolving. Any patents we have obtained, or obtain in the future, may be challenged, invalidated or circumvented. Moreover, the United States Patent and Trademark Office, which we refer to as the PTO, may commence interference proceedings involving our patents or patent applications. Any challenge to, or invalidation or circumvention of, our patents or patent applications would be costly, would require significant time and attention of our management and could have a material adverse effect on our business.

        Should a generic drug company submit an Abbreviated New Drug Application, or ANDA, to the FDA seeking approval of a generic version of XOPENEX, we would expect to enforce patents against the generic drug company. However, the resulting patent litigation would involve complex legal and factual questions, and we may not be able to exclude a generic company, for the full term of our patents, from marketing a generic version of XOPENEX. Introduction of a generic copy of XOPENEX before the expiration of our patents could have a material adverse effect on our business.

If we face a claim of intellectual property infringement by a third party, then we could be liable for significant damages or be prevented from commercializing our products.

        Our success depends in part on our ability to operate without infringing upon the proprietary rights of others. Third parties, typically drug companies, hold patents or patent applications covering compositions, methods of making and uses, for most of the drug candidates for which we have patents or patent applications. Third parties also hold patents relating to drug delivery technology that may be necessary for the development or commercialization of some of our drug candidates. In each of these cases, unless we have or obtain a license agreement, we generally may not commercialize the drug candidates until these third-party patents expire or are declared invalid or unenforceable by the courts. Licenses may not be available to us on acceptable terms, if at all. In addition, it would be costly for us to contest the validity of a third-party patent or defend any claim that we infringe a third-party patent. Moreover, litigation involving third-party patents may not be resolved in our favor. Such contests and litigation would be costly, would require significant time and attention of our management, could prevent us from commercializing our products, could require us to pay significant damages and could have a material adverse effect on our business.

If our products do not receive government approval, then we will not be able to commercialize them.

        The FDA and similar foreign agencies must approve the marketing and sale of pharmaceutical products developed by us or our development partners. These agencies impose substantial requirements on the manufacture and marketing of drugs. Any unanticipated preclinical and clinical studies we are required to undertake could result in a significant increase in the funds we will require to advance our products to commercialization. In addition, the failure by us or our collaborative development partners to obtain regulatory approval on a timely basis, or at all, or the attempt by us or our collaborative development partners to receive regulatory approval to achieve labeling objectives, could prevent or adversely affect the timing of the commercial introduction of, or our ability to market and sell, our products. In March 2002, we were informed by the FDA that it issued a "not approvable" letter for our NDA for SOLTARA brand tecastemizole capsules. On December 2, 2003, we announced that we had discontinued development of SOLTARA.

        In February 2004, we received an approvable letter from the FDA for our NDA for ESTORRA, and in May 2004 we submitted an NDA to the FDA for XOPENEX HFA MDI. If the FDA delays or denies approval of our NDA for ESTORRA, or delays or denies acceptance or approval of our NDA for XOPENEX HFA MDI or any other NDA that we file in the future, then commercialization of ESTORRA, XOPENEX HFA MDI or our other products under development may be delayed or terminated, which could have a material adverse effect on our business.

        The regulatory process to obtain marketing approval requires clinical trials of a product to establish its safety and efficacy. Problems that may arise during clinical trials include:

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  results of clinical trials may not be consistent with preclinical study results;

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  results from later phases of clinical trials may not be consistent with the results from earlier phases; and

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  products may not be shown to be safe and efficacious.

        Even if the FDA or similar foreign agencies grant us regulatory approval of a product, the approval may take longer than we anticipate and may be subject to limitations on the indicated uses for which the product may be marketed or contain requirements for costly post-marketing follow-up studies. Moreover, if we fail to comply with applicable regulatory requirements, we may be subject to fines, suspension or withdrawal of regulatory approvals, product recalls, seizure of products, operating restrictions and criminal prosecution.

The development and commercialization of our product candidates could be delayed or terminated if we are unable to enter into collaboration agreements in the future or if any future collaboration agreement is subject to lengthy government review.

        Development and commercialization of some of our product candidates may depend on our ability to enter into additional collaboration agreements with pharmaceutical companies to fund all or part of the costs of development and commercialization of these product candidates. We may not be able to enter into collaboration agreements and the terms of the collaboration agreements, if any, may not be favorable to us. The inability to enter into collaboration agreements could delay or preclude the development, manufacture and/or marketing of some of our drugs and could have a material adverse effect on our financial condition and results of operations because:

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  we may be required to expend additional funds to advance the drugs to commercialization;

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  revenue from product sales could be delayed; or

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  we may elect not to commercialize the drugs.

        We are required to file a notice under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, which we refer to as the HSR Act, for certain agreements containing exclusive license grants and to delay the effectiveness of any such exclusive license until the expiration or earlier termination of the notice and waiting period under the HSR Act. If the expiration or termination of the notice and waiting period under the HSR Act is delayed because of lengthy government review, or if the Federal Trade Commission or Department of Justice successfully challenges such a license, development and commercialization could be delayed or precluded and our business could be adversely affected.

We have limited sales and marketing experience and expect to incur significant expenses in developing a sales force. Our limited sales and marketing experience may restrict our success in commercializing our products.

        We currently have limited marketing and sales experience. If we successfully develop and obtain regulatory approval for the products we are currently developing, we may (1) market and sell them through our sales force, (2) license them to large pharmaceutical companies or (3) market and sell through other arrangements, including co-promotion arrangements. We have established a sales force to market XOPENEX. We also expect to rely primarily on a sales force to market ESTORRA, if it is approved by the FDA. We have incurred significant expense in expanding our sales force and expect to incur additional expense as we further expand. With respect to products under development, we expect to incur significant costs in expanding our sales force before the products have been approved for marketing. For example, although we do not expect to receive marketing approval from the FDA for ESTORRA until late 2004, if at all, we have already begun expanding our sales force in anticipation of receiving such marketing approval. In addition, if we enter into co-promotion arrangements or market and sell additional products directly, we will need to significantly expand our sales force.

        Our ability to realize significant revenues from direct marketing and sales activities depends on our ability to attract and retain qualified sales personnel in the pharmaceutical industry and competition for these persons is intense. If we are unable to attract and retain qualified sales personnel, we will not be able to successfully expand our marketing and direct sales force on a timely or cost effective basis. We may also need to enter into additional co-promotion arrangements with third parties where our own direct sales force is neither well situated nor large enough to achieve maximum penetration in the market. We may not be successful in entering into any co-promotion arrangements, and the terms of any co-promotion arrangements may not be favorable to us.

If we do not maintain current Good Manufacturing Practices, then the FDA could refuse to approve marketing applications.

        We do not have the capability to manufacture in sufficient quantities all of the products that may be approved for sale, and developing and obtaining this capability will be time consuming and expensive. The FDA and other regulatory authorities require that our products be manufactured according to their Good Manufacturing Practices regulations. The failure by us, our collaborative development partners or third-party manufacturers to maintain current Good Manufacturing Practices compliance and/or our failure to scale up our manufacturing processes could lead to refusal by the FDA to approve marketing applications. Failure in either respect could also be the basis for action by the FDA to withdraw approvals previously granted and for other regulatory action.

        Failure to increase our manufacturing capabilities may mean that even if we develop promising new products, we may not be able to produce them. We currently operate a manufacturing plant, which is compliant with current Good Manufacturing Practices, that we believe can produce commercial quantities of the active pharmaceutical ingredient for XOPENEX and support the production of our other product candidates in amounts needed for our clinical trials. However, we will not have the capability to manufacture in sufficient quantities all of the products that may be approved for sale. Accordingly, we will be required to spend money to expand our current manufacturing facility, build an additional manufacturing facility or contract the production of these drugs to third-party manufacturers.

Our reliance on a third-party manufacturer could adversely affect our ability to meet our customers' demands.

        Cardinal Health, Inc. is currently the sole finished goods manufacturer of our product, XOPENEX. If Cardinal Health experiences delays or difficulties in producing, packaging or delivering XOPENEX, we could be unable to meet our customers' demands for XOPENEX, which could lead to customer dissatisfaction and damage to our reputation. Furthermore, if we are required to change manufacturers, we will be required to verify that the new manufacturer maintains facilities and procedures that comply with quality standards and with all applicable regulations and guidelines. The delays associated with the verification of a new manufacturer could negatively affect our ability to produce XOPENEX in a timely manner or within budget.

        Our contract manufacturers may possess technology related to the manufacture of our compounds that such manufacturer owns independently. This would increase our reliance on such manufacturer or require us to obtain a license from such manufacturer in order to have another third party manufacture our products.

If we or our collaboration partners fail to obtain an adequate level of reimbursement for our future products or services by third-party payors, there may be no commercially viable markets for our products or services.

        The availability and amounts of reimbursement by governmental and other third-party payors affects the market for any pharmaceutical product or service. These third-party payors continually attempt to contain or reduce the costs of healthcare by challenging the prices charged for medical products and services. In certain foreign countries, including the countries of the European Union, the pricing of prescription pharmaceuticals is subject to governmental control. We may not be able to sell our products profitably if reimbursement is unavailable or limited in scope or amount.

        In both the United States and certain foreign jurisdictions, there have been a number of legislative and regulatory changes to the healthcare system. The potential effect on our business of these changes is not yet clear. Further regulatory and legislative proposals are likely. The recent changes, and the potential for adoption of the additional proposals, may affect our ability to raise capital, obtain additional collaboration partners and market our products. We expect to experience pricing pressure for our existing products and any future products for which marketing approval is obtained due to the trend toward managed healthcare, the increasing influence of health maintenance organizations and additional legislative proposals.

We could be exposed to significant liability claims that could prevent or interfere with our product commercialization efforts.

        We may be subjected to product liability claims that arise through the testing, manufacturing, marketing and sale of human health care products. These claims could expose us to significant liabilities that could prevent or interfere with our product commercialization efforts. Product liability claims could require us to spend significant time and money in litigation or to pay significant damages. Although we maintain product liability insurance coverage for both the clinical trials and commercialization of our products, it is possible that we will not be able to obtain further product liability insurance on acceptable terms, if at all, and that our insurance coverage may not provide adequate coverage against all potential claims.

If our Medicaid rebate program practices are investigated, the costs could be substantial and could divert the attention of management.

        We are a participant in the Medicaid rebate program established by the Omnibus Budget Reconciliation Act of 1990, and under amendments of that law that became effective in 1993. Under the Medicaid rebate program, we pay a rebate for each unit of our product reimbursed by Medicaid, and the amount of the rebate for each product is set by law. We are also required to pay certain statutorily defined rebates on Medicaid purchases for reimbursement on prescription drugs under state Medicaid plans. Both the federal government and state governments have initiated investigations into the rebate practices of many pharmaceutical companies to ensure compliance with these rebate programs. If our rebate practices are investigated, the costs of compliance with any such investigation could be substantial and could divert the attention of our management.

We have significant long-term debt and we may not be able to make interest or principal payments when due.

        As of March 31, 2004, our total long-term debt including the current portion was approximately $1.2 billion and our stockholders' equity (deficit) was ($660.7) million. None of the 5% debentures due 2007, the 0% Series A notes due 2008 nor the 0% Series B notes due 2010 restricts our ability or our subsidiaries' ability to incur additional indebtedness, including debt that ranks senior to the notes. The Series A notes and Series B notes are senior to our 5% debentures. Additional indebtedness that we incur may in certain circumstances rank senior to or on parity with the notes. Our ability to satisfy our obligations will depend upon our future performance, which is subject to many factors, including factors beyond our control. The conversion prices for the 5% debentures, 0% Series A notes and 0% Series B notes are approximately $92.38, $31.89, and $29.84, respectively. On April 5, 2004, the closing sale price of our common stock was $50.78. If the market price for our common stock does not exceed the conversion price, the holders of our outstanding convertible debt may not convert their securities into common stock.

        Historically, we have had negative cash flow from operations. Net cash used in operating activities was approximately $27.7 million for the three months ended March 31, 2004 and $104.4 million for the year ended December 31, 2003. Our annual debt service through 2006, assuming no additional 5% debentures are converted, redeemed, repurchased or exchanged, is approximately $22.0 million. Unless we are able to generate sufficient operating cash flow to service our outstanding debt, we will be required to raise additional funds or default on our obligations under the debentures and notes. If we are not able to commercialize ESTORRA, it is likely that our business would be materially and adversely affected and that we would be required to raise additional funds in order to repay our outstanding convertible debt. In addition, if we are not able to commercialize XOPENEX HFA MDI, we may be required to raise additional funds. There can be no assurance that, if required, we would be able to raise the additional funds on favorable terms, if at all.

Our exchanges of debt into shares of common stock would result in additional dilution.

        As of March 31, 2004, we had approximately $1.2 billion of outstanding convertible debt. In order to reduce future payments due at maturity and, in the case of our 5% debentures, future cash interest payments, we may, from time to time, depending on market conditions, repurchase outstanding convertible debt for cash; exchange debt for shares of our common stock, warrants, preferred stock, debt or other consideration; or a combination of any of the foregoing. If we exchange shares of our capital stock, or securities convertible into or exercisable for our capital stock, for outstanding convertible debt or use the proceeds from the issuance of convertible debt to fund the redemption of outstanding convertible debt with a higher conversion ratio, the number of shares that we might issue as a result of such exchanges would significantly exceed the number of shares originally issuable upon conversion of such debt and, accordingly, such exchanges would result in material dilution to holders of our common stock. We cannot assure you that we will repurchase or exchange any additional outstanding convertible debt.

If the estimates we make, and the assumptions on which we rely, in preparing our financial statements prove inaccurate, our actual results may vary from these reflected in our projections and accruals.

        Our financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America. The preparation of these financial statements requires us to make estimates and judgments that affect the reported amounts of our assets, liabilities, revenues and expenses, the amounts of charges accrued by us and related disclosure of contingent assets and liabilities. We base our estimates on historical experience and on various other assumptions that we believe to be reasonable under the circumstances. There can be no assurance, however, that our estimates, or the assumptions underlying them, will be correct. For example, our royalty revenue is recognized based upon our estimates of our collaboration partners' sales during the period and, if these sales estimates are greater than the actual sales that occur during the period, our net income would be reduced. This, in turn, could adversely affect our stock price.

If sufficient funds to finance our business are not available to us when needed or on acceptable terms, then we may be required to delay, scale back, eliminate or alter our strategy for our programs.

        We may require additional funds for our research and product development programs, operating expenses, repayment of debt, the pursuit of regulatory approvals, license or acquisition opportunities and the expansion of our production, sales and marketing capabilities. Historically, we have satisfied our funding needs through collaboration arrangements with corporate partners and equity and debt financings. These funding sources may not be available to us when needed in the future, and, if available, they may not be on terms acceptable to us. Insufficient funds could require us to delay, scale back or eliminate certain of our research and product development programs or to enter into license agreements with third parties to commercialize products or technologies that we would otherwise develop or commercialize ourselves. Our cash requirements may vary materially from those now planned because of factors including:

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  patent developments;

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  licensing or acquisition opportunities;

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  relationships with collaboration partners;

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  the FDA regulatory process;

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  our capital requirements; and

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  selling, marketing and manufacturing expenses in connection with commercialization of products.

We expect to face intense competition and our competitors have greater resources and capabilities than we have.

        Developments by others may render our products or technologies obsolete or noncompetitive. We expect to encounter intense competition in the sale of our current and future products. If we are unable to compete effectively, our financial condition and results of operations could be materially adversely affected because we may use our financial resources to seek to differentiate ourselves from our competition and because we may not achieve our product revenue objectives. Many of our competitors and potential competitors, which include pharmaceutical companies, biotechnology firms, universities and other research institutions, have substantially greater resources, manufacturing and marketing capabilities, research and development staff and production facilities than we have. The fields in which we compete are subject to rapid and substantial technological change. Our competitors may be able to respond more quickly to new or emerging technologies or to devote greater resources to the development, manufacture and marketing of new products and/or technologies than we can. As a result, any products and/or technologies that we develop may become obsolete or noncompetitive before we can recover expenses incurred in connection with their development.

        Generally, our principal competitors are generic drug companies that seek to market the racemic mixture of a compound following expiration of the innovator's composition-of-matter patent and pharmaceutical companies that develop new therapies to treat the disease indications that we are targeting. We expect that these companies will seek to compete against our products with lower pricing, which could adversely affect the prices we charge.

        In the asthma market, XOPENEX faces competition from generic albuterol. Albuterol has existed for many years, is well established and sells at prices substantially less than XOPENEX. To continue to be successful in the marketing of XOPENEX, we must continue to demonstrate that the efficacy and safety features of the drug outweigh its higher cost. In the sleep disorder market, if ESTORRA brand eszopiclone is approved, we will face intense competition from established products, such as AMBIEN® and SONATA®. There are also other potentially competitive therapies that are in late-stage clinical development for the treatment of insomnia.

Several class action lawsuits have been filed against us which may result in litigation that is costly to defend and the outcome of which is uncertain and may harm our business.

        We and several of our current and former officers and a current director are named as defendants in several purported class action complaints which have been filed on behalf of certain persons who purchased our common stock and/or debt securities during different time periods, beginning on various dates, the earliest being May 17, 1999, and all ending on March 6, 2002. These complaints allege violations of the Exchange Act and the rules and regulations promulgated thereunder by the Securities and Exchange Commission. Primarily they allege that the defendants made certain materially false and misleading statements relating to the testing, safety and likelihood of FDA approval of SOLTARA. On April 11, 2003, two consolidated amended complaints were filed, one on behalf of the purchasers of our common stock and the other on behalf the purchasers of our debt securities. These consolidated amended complaints reiterate the allegations contained in the previously filed complaints and define the alleged class periods as May 17, 1999 through March 6, 2002. We filed a motion to dismiss both consolidated amended complaints on May 27, 2003. On March 11, 2004, the court, while granting in part the motion to dismiss, did allow much of the case to proceed. We filed answers to both consolidated amended complaints on April 20, 2004. Discovery is expected to begin shortly.

        We can provide no assurance as to the outcome of these lawsuits. Any conclusion of these matters in a manner adverse to us would have a material adverse effect on our financial position and results of operations; however, we are unable to reasonably estimate any possible range of loss due to the uncertain resolution of these matters. In addition, the costs to us of defending any litigation or other proceeding, even if resolved in our favor, could be substantial. Such litigation could also substantially divert the attention of our management and our resources in general. Uncertainties resulting from the initiation and continuation of any litigation or other proceedings could harm our ability to compete in the marketplace.

Fluctuations in the demand for products, the success and timing of collaboration arrangements and regulatory approval, any termination of development efforts, expenses and the results of operations of our subsidiaries will cause fluctuations in our quarterly operating results, which could cause volatility in our stock price.

        Our quarterly operating results are likely to fluctuate significantly, which could cause our stock price to be volatile. These fluctuations will depend on factors, which include:

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  the results of clinical trials with respect to products under development;

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  the success and timing of regulatory filings and approvals for products developed by us or our collaboration partners or for collaborative agreements;

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  the success and timing of collaboration agreements for development of our pharmaceutical candidates and development costs for those pharmaceuticals;

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  the termination of development efforts of any product under development or any collaboration agreement;

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  the timing of receipt of upfront, milestone or royalty payments under collaboration agreements;

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  the timing of product sales and market penetration;

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  the timing of operating expenses, including selling and marketing expenses and the costs of expanding and maintaining a direct sales force; and

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  the timing of expenses we may incur with respect to any license or acquisitions of products or technologies.

The Securities and Exchange Commission is conducting an inquiry into the trading of Sepracor securities which could divert the attention of our management and our resources generally.

        The Securities and Exchange Commission is conducting an inquiry into the trading in the securities of Sepracor, including trading by officers and employees during the period from January 1, 1998 through December 31, 2001. Uncertainties resulting from this inquiry could substantially divert the attention of our management and our resources in general. We can provide no assurance as to the outcome of this inquiry. Any conclusion of these matters in a manner adverse to us or our officers or employees could harm our ability to compete in the marketplace and have a material adverse effect on our business. In addition, the costs to us to respond to the inquiry, even if the outcome is favorable, could be substantial. Such inquiry could also substantially divert the attention of our management and our resources in general.

The notes are subordinated in right of payment to our senior indebtedness and are structurally subordinated to all indebtedness and other liabilities of our subsidiaries.

        The notes are unsecured and subordinated in right of payment to our existing and future senior indebtedness, but senior to our 5% debentures. As of December 31, 2003, we had approximately $0.9 million of senior indebtedness outstanding. Because the notes are subordinated to our senior indebtedness, in the event of

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  our liquidation or insolvency,

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  a payment default on our senior indebtedness, as defined in "Description of Notes—Subordination of Notes,"

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  a covenant default on our designated senior indebtedness entitling holders of designated senior indebtedness to accelerate their indebtedness, or

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  acceleration of the notes, we will be permitted to make payment on the notes only after our senior indebtedness has been paid in full. After paying our senior indebtedness in full, we may not have sufficient assets remaining to pay any or all amounts due on the notes.

        The indenture for the notes does not restrict the amount of indebtedness, including senior indebtedness, that we may incur. In addition, the notes are effectively subordinated to all existing and future indebtedness and other liabilities, including trade payables, of our subsidiaries. The indenture for the notes does not restrict the amount of indebtedness or other liabilities that our subsidiaries may incur. Neither we nor our subsidiaries are limited from incurring senior indebtedness or additional indebtedness under the indenture. We expect from time to time to incur additional indebtedness and other liabilities, which could affect our ability to pay our obligations under the notes. See "Description of Notes—Subordination of Notes."

There is no public market for the notes, which could impair your ability to sell the notes.

        We have not and do not intend to list the notes on any national securities exchange or to seek the admission of the notes for trading on the NASDAQ National Market. As a result, we cannot assure you that a market will develop for the notes or that you will be able to sell your notes. Accordingly, you may be required to bear the financial risk of an investment in the notes for an indefinite period of time. Future trading prices of the notes will depend on many factors, including prevailing interest rates, the market for similar securities, general economic conditions and our financial condition, performance and prospects. Historically, the market for convertible debt has been subject to disruptions that have caused volatility in the prices of securities similar to the notes. We cannot assure you that the market, if any, for the notes will be free from similar disruptions or that any such disruption may not adversely affect the prices at which you may sell your notes.

We may not have the funds necessary to finance the repurchase of the notes or may otherwise be restricted from making such repurchase if required by holders pursuant to the indenture.

        At any time prior to maturity following a "designated event" under the indenture, holders may require us to repurchase their notes at a price of 100% of the principal amount of the notes, plus any accrued and unpaid liquidated damages to the repurchase date. However, it is possible that we will not have sufficient funds available at such time to make the required repurchase of notes. Our 5% debentures contain similar provisions that give the option to those securityholders to require us to repurchase those notes upon certain events which may also constitute designated events under the indenture. As a result, following a designated event, we may be required to repurchase a significant amount of indebtedness along with the notes and we may not have sufficient funds to repurchase all such indebtedness at that time. As of March 31, 2004, there was approximately $440.0 million principal amount outstanding of our 5% debentures.

        In addition, any future credit agreements or other agreements relating to our indebtedness could contain provisions prohibiting the repurchase of the notes under certain circumstances, or could provide that a designated event constitutes an event of default under that agreement. If any agreement governing our indebtedness prohibits or otherwise restricts us from repurchasing the notes when we become obligated to do so, we could seek the consent of the lenders to repurchase the notes or attempt to refinance this debt. If we do not obtain such a consent or refinance the indebtedness, we would not be permitted to repurchase the notes without potentially causing a default under this indebtedness. Our failure to repurchase tendered notes would constitute an event of default under the indenture, which might constitute a default under the terms of our other indebtedness.

The price of our common stock historically has been volatile, which may make it difficult for you to resell the notes or the common stock issuable upon conversion of the notes.

        Subject to certain conditions, the notes will be convertible into shares of our common stock. The market price of our common stock, like that of the common stock of many other pharmaceutical and biotechnology companies, may be highly volatile. In addition, the stock market has experienced extreme price and volume fluctuations. This volatility has significantly affected the market prices of securities of many pharmaceutical and biotechnology companies for reasons frequently unrelated to or disproportionate to the operating performance of the specific companies. These broad market fluctuations may adversely affect the market price of our common stock. Prices for our common stock will be determined in the market place and may be influenced by many factors, including variations in our financial results and investors' perceptions of us, changes in recommendations by securities analysts as well as their perceptions of general economic, industry and market conditions.

The trading prices for the notes will be directly affected by the trading prices for our common stock, which are impossible to predict.

        The price of our common stock could be affected by possible sales of our common stock by investors who view the notes as a more attractive means of equity participation in our company and by hedging or arbitrage trading activity that may develop involving our common stock. The hedging or arbitrage could, in turn, affect the trading prices of the notes.

The conversion rate of the notes may not be adjusted for all dilutive events.

        The conversion rate of the notes is subject to adjustment for certain events including, but not limited to, the issuance of stock dividends on our common shares, the issuance of certain rights or warrants, subdivisions or combinations of our common shares, certain distributions of assets, debt securities, capital stock or cash to holders of our common shares and certain issuer tender or exchange offers as described under "Description of Notes—Conversion of Notes—Conversion Rate Adjustments." The conversion rate will not be adjusted for other events, such as an issuance of common shares for cash, that may adversely affect the trading price of the notes or the common shares. We cannot assure you that an event that adversely affects the value of the notes, but does not result in an adjustment to the conversion rate, will not occur.

Call spread transactions may affect the value of the notes and our common stock.

        We entered into call spread transactions with Morgan Stanley & Co. Incorporated, Capital Ventures International (with U.S. Bancorp Piper Jaffray Inc. acting at its structuring agent) and Credit Suisse First Boston LLC to mitigate against potential dilution from conversion of the notes. The call spread transactions are not intended to eliminate all, and may not eliminate a material amount, of such dilution risk. The call spread transactions will expire within two years of the issuance of the notes and will not protect us from the effects of market appreciation of our stock after that time. Morgan Stanley & Co. Incorporated, Capital Ventures International and Credit Suisse First Boston LLC or their affiliates are likely to modify their hedge positions throughout the life of the notes by purchasing and selling shares of our common stock. These activities may raise or maintain the market price of our common stock above independent market levels or prevent or retard a decline in the market price of our common stock, or they may cause a decrease in the market price of our common stock. As a result, these activities may adversely affect the value of the notes and the value of the common stock you receive upon conversion of the notes.

Conversion of the notes will dilute the ownership interest of existing stockholders, including holders who had previously converted their notes.

        The conversion of some or all of the notes will dilute the ownership interests of existing stockholders. Any sales in the public market of the common stock issuable upon such conversion could adversely affect prevailing market prices of our common stock. While we have entered into call spread transactions to mitigate against this potential dilution, the call spread transactions are not intended to eliminate all, and may not eliminate a material amount, of such dilution risk. The call spread transactions also expire within two years of the issuance of the notes and will not protect us from the effects of market appreciation of our common stock after that time. In addition, the existence of the notes may encourage short selling by market participants because the conversion of the notes could depress the price of our common stock.

If you hold notes, you will not be entitled to any rights with respect to our common stock, but you will be subject to all changes made with respect to our common stock.

        Holders of notes are not entitled to any rights with respect to our common stock (including, without limitation, voting rights and rights to receive any dividends or other distributions on our common stock) but you will be subject to all changes affecting the common stock. You will have rights with respect to our common stock only if and when we deliver shares of common stock to you upon conversion of your notes and, to a limited extent, under the conversion rate adjustments applicable to the notes. For example, in the event that an amendment is proposed to our certificate of incorporation or by-laws requiring stockholder approval and the record date for determining the stockholders of record entitled to vote on the amendment occurs prior to delivery of common stock to you, you will not be entitled to vote on the amendment, although you will nevertheless be subject to any changes in the powers, preferences or special rights of our common stock.

We have various mechanisms in place to discourage takeover attempts, which may reduce or eliminate our stockholders' ability to sell their shares for a premium in a change of control transaction.

        Various provisions of our certificate of incorporation and by-laws and of Delaware corporate law may discourage, delay or prevent a change in control or takeover attempt of our company by a third party that is opposed by our management and board of directors. Public stockholders who might desire to participate in such a transaction may not have the opportunity to do so. These anti-takeover provisions could substantially impede the ability of public stockholders to benefit from a change of control or change in our management and board of directors. These provisions include:

  •
  preferred stock that could be issued by our board of directors to make it more difficult for a third party to acquire, or to discourage a third party from acquiring, a majority of our outstanding voting stock;

  •
  classification of our directors into three classes with respect to the time for which they hold office;

  •
  non-cumulative voting for directors;

  •
  control by our board of directors of the size of our board of directors;

  •
  limitations on the ability of stockholders to call special meetings of stockholders;

  •
  inability of our stockholders to take any action by written consent; and

  •
  advance notice requirements for nominations of candidates for election to our board of directors or for proposing matters that can be acted upon by our stockholders at stockholder meetings.

        In addition, in June 2002, our board of directors adopted a shareholder rights plan, the provisions of which could make it more difficult for a potential acquirer of Sepracor to consummate an acquisition transaction.

CAUTIONARY STATEMENT CONCERNING FORWARD-LOOKING INFORMATION

        This prospectus contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 concerning our business, operations and financial condition, including statements with respect to the expected timing of completion of phases of our drugs under development, the safety, efficacy and potential benefits of our products under development, expectations with respect to development and commercialization of our product candidates, the timing and success of the submission, acceptance and approval of regulatory filings, the scope of patent protection with respect to these product candidates and our products and information with respect to the other plans and strategies for our business and the business of our subsidiaries. All statements other than statements of historical facts included in this prospectus regarding our strategy, future operations, timetables for product testing, regulatory approvals and commercializations, financial position, costs, prospects, plans and objectives of management are forward-looking statements. When used in this prospectus the words "expect," "anticipate," "intend," "plan," "believe," "seek," "estimate," and similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words. Because these forward-looking statements involve risks and uncertainties, actual results could differ materially from those expressed or implied by these forward-looking statements for a number of important reasons, including those discussed under "Risk Factors," and elsewhere in this prospectus.

        You should read these forward-looking statements carefully because they discuss our expectations about our future performance, contain projections of our future operating results or our future financial condition, or state other "forward-looking" information. You should be aware that the occurrence of any of the events described under "Risk Factors" and elsewhere in this prospectus could substantially harm our business, results of operations and financial condition and that upon the occurrence of any of these events, the trading price of our common stock could decline.

        We cannot guarantee any future results, levels of activity, performance or achievements. The forward-looking statements contained in this prospectus represent our expectations as of the date of this prospectus and should not be relied upon as representing our expectations as of any other date. Subsequent events and developments will cause our expectations to change. However, while we may elect to update these forward-looking statements, we specifically disclaim any obligation to do so, even if our expectations change.

USE OF PROCEEDS

        All of the notes and the shares of our common stock issuable upon conversion of the notes are being sold by the selling securityholders or by their pledgees, donees, transferees or other successors in interest. We will not receive any proceeds from the sale of the notes or the shares of our common stock issuable upon conversion of the notes.

DEFICIENCY OF EARNINGS TO FIXED CHARGES

(In Thousands)

        We have not recorded earnings for any of the five years ended December 31, 2003 or for the three months ended March 31, 2004 and therefore are unable to cover fixed charges. Earnings (loss) consists of net (loss) from operations before minority interest and equity in investee gains (losses) plus fixed charges. Fixed charges consist of interest expense, amortization of deferred financing costs and a portion of rental expense that we believe to be representative of interest. The ratio of earnings to fixed charges is not shown since the ratio is less than 1:1 in each year and period.

	Year Ended December 31,
						Three Months Ended March 31, 2004
	1999	2000	2001	2002	2003
Ratio of earnings to fixed charges(1)	—	—	—	—	—	—

(1)
The coverage deficiency to attain a rate of earnings to fixed charges of 1:1 for the years ended December 31, 1999, 2000, 2001, 2002 and 2003 and for the three months ended March 31, 2004 is $180,906, $211,138, $224,566, $274,976, $134,015 and $50,294, respectively.

DESCRIPTION OF NOTES

        We issued the notes under an indenture dated as of December 12, 2003 between Sepracor and JPMorgan Chase Bank, as trustee. We are required under the registration rights agreement with the initial purchasers to register the resale of the notes and the common stock underlying the notes on a registration statement. We have summarized selected provisions of the indenture, the notes and the registration rights agreement relating to the registration of the notes below. This is a summary and is not complete. It does not contain certain exceptions and qualifications contained in the indenture, the notes and the registration rights agreement. You should read the indenture, form of notes and registration rights agreement that we have filed with the Securities and Exchange Commission, or Commission, for provisions that may be important to you. You may also request a copy of the indenture and registration rights agreement from the trustee. Please read "Where You Can Find More Information" on page 56.

        As used in this "Description of Notes" section, references to "Sepracor," "we," "our" or "us" refer solely to Sepracor Inc. and not to our subsidiaries, unless the context otherwise requires.

General

        The notes are general unsecured obligations of Sepracor. Our payment obligations under the notes are subordinated to our senior indebtedness as described under "—Subordination of Notes," but are senior to 5% debentures. The notes are not obligations of or guaranteed by any of our subsidiaries. The notes are convertible into common stock as described under "—Conversion of Notes."

        The Series A notes are initially limited to $250 million aggregate principal amount and the Series B notes are initially limited to $500 million aggregate principal amount. The notes have been issued only in denominations of $1,000 and multiples of $1,000. We use the term "note" in this prospectus to refer to each $1,000 principal amount of notes. The Series A notes will mature on December 15, 2008, and the Series B notes will mature on December 15, 2010, in each case unless earlier converted or repurchased.

        We may, without the consent of the holders, "reopen" the notes and issue additional notes under the indenture with the same terms and with the same CUSIP numbers as the notes offered hereby in an unlimited aggregate principal amount, provided that no such additional notes may be issued unless fungible with the notes offered hereby for U.S. federal income tax purposes. We may also from time to time repurchase the notes in open market purchases or negotiated transactions without prior notice to holders.

        Neither we nor any of our subsidiaries will be subject to any financial covenants under the indenture. In addition, neither we nor any of our subsidiaries are restricted under the indenture from paying dividends, making investments, incurring debt, including senior indebtedness, granting liens or mortgages or issuing or repurchasing our securities.

        You are not afforded protection under the indenture in the event of a highly leveraged transaction or a change in control of us except to the extent described below under "—Repurchase at Option of the Holder Upon a Designated Event."

        The notes do not bear interest and the principal amount does not accrete.

        We will maintain an office in the Borough of Manhattan, The City of New York, which shall initially be an office or agency of the trustee. We will pay the principal and premium, if any, on the notes and you may present the notes for conversion, registration of transfer or exchange for other denominations, at the New York city office. We may pay liquidated damages by check mailed to your address as it appears in the note register, provided that if you are a holder with an aggregate principal amount in excess of $2.0 million, you shall be paid, at your written election, by wire transfer in immediately available funds. However, payments to The Depository Trust Company, New York, New York, which we refer to as DTC, will be made by wire transfer of immediately available funds to the account of DTC or its nominee.

        The notes are not subject to a sinking fund provision or subject to defeasance or covenant defeasance under the indenture.

Conversion of Notes

        You may convert any of your notes, in whole or in part, into common stock at any time prior to the close of business on the maturity date of the notes, subject to our prior repurchase of the notes.

        The number of shares of common stock you will receive upon conversion of your notes will be determined by multiplying the number of $1,000 principal amount notes you convert by the conversion rate on the date of conversion. You may convert your notes in part so long as such part is $1,000 principal amount or an integral multiple of $1,000.

        If you have submitted your notes for repurchase upon a designated event, you may convert your notes only if you withdraw your repurchase election.

        Our delivery to you of the full number of shares of our common stock into which the note is convertible, together with any cash payment for your fractional shares, will be deemed to satisfy our obligation to pay you the principal amount of the note.

        The initial conversion rate for the Series A notes is 31.3550 shares of common stock per $1,000 principal amount of notes, which represents an initial conversion price of $31.8928. The initial conversion rate for the Series B notes is 33.5175 shares of common stock per $1,000 principal amount of notes, which represents an initial conversion price of $29.8352. These conversions rates are subject to adjustment as described below. We will not issue fractional shares of common stock upon conversion of notes. Instead, we will pay cash in lieu of fractional shares based on the last reported sale price of our common stock on the trading day prior to the conversion date.

        If your beneficial interest in the notes is evidenced by a global note, you must comply with DTC's procedures to convert your notes into common stock. Otherwise, to convert your note into common stock, you must do the following:

  •
  complete and manually sign the conversion notice on the back of the note or facsimile of the conversion notice and deliver this notice to the conversion agent;

  •
  surrender the note to the conversion agent;

  •
  if required, furnish appropriate endorsements and transfer documents; and

  •
  if required, pay all transfer or similar taxes.

        The date you comply with these requirements is the conversion date under the indenture.

  Conversion Rate Adjustments

        We will adjust the conversion rate for the notes if any of the following events occurs:

  (1)
  We issue common stock as a dividend or distribution to all holders of our common stock.

  (2)
  We issue to all holders of common stock certain rights or warrants to purchase our common stock, for a period expiring within 45 days of the record date for such issuance, at a price per share that is less than the average closing sale prices of our common stock for the 10 trading days preceding the date fixed for determination of stockholders entitled to receive such rights or warrants.

  (3)
  We subdivide or combine our common stock.

  (4)
  We distribute to all holders of our common stock, shares of our capital stock, evidences of indebtedness or assets, including cash or securities but excluding rights or warrants specified above and dividends or distributions specified above.

  (a)
  If we distribute to all holders of our common stock capital stock of, or similar equity interests in, a subsidiary or other business unit of ours, then, unless we distribute such capital stock or similar equity interests to holders of notes in such distribution, the conversion rate will be adjusted based on the market value of the securities so distributed relative to the market value of our common stock, in each case based on the average closing sales price of those securities, where such closing sale prices are available, for the 10 trading days commencing on and including the fifth trading day after the date on which "ex-dividend trading" commences for such distribution on the NASDAQ National Market or such other national or regional exchange or market on which the securities are then listed or quoted.

  (b)
  If we distribute cash to all holders of our common stock, excluding any dividend or distribution in connection with our liquidation, dissolution or winding up, the conversion rate will be adjusted by multiplying:

  •
  the conversion rate, by

  •
  a fraction, the numerator of which will be the current market price of our common stock on the record date and the denominator of which will be the current market price of our common stock on the record date minus the amount per share of such dividend or distribution.

  (5)
  We or one of our subsidiaries makes a payment in respect of a tender offer or exchange offer for our common stock to the extent that the cash and value of any other consideration included in the payment per share of common stock exceeds the closing sale price per share of common stock on the trading day next succeeding the last date on which tenders or exchanges may be made pursuant to such tender or exchange offer.

  (6)
  Someone other than us or one of our subsidiaries makes a payment in respect of a tender offer or exchange offer in which, as of the closing date of the offer, our board of directors is not recommending rejection of the offer.

    The adjustment referred to in this clause (6) will only be made if:

      •
      the tender offer or exchange offer is for an amount that increases the offeror's ownership of common stock to more than 25% of the total shares of common stock outstanding; and

      •
      the cash and value of any other consideration included in the payment per share of common stock exceeds the closing sale price per share of common stock on the trading day next succeeding the last date on which tenders or exchanges may be made pursuant to the tender or exchange offer.

    However, the adjustment referred to in this clause (6) will generally not be made if as of the closing of the offer, the offering documents disclose a plan or an intention to cause us to engage in a consolidation or merger or a sale of all or substantially all of our assets.

        "Current market price" of our common stock on any day means the average of the closing price per share of our common stock for each of the 10 consecutive trading days ending on the earlier of the day in question and the day before the "ex-date" with respect to the issuance or distribution requiring such computation. For purposes of this paragraph, "ex-date" means the first date on which the shares of our common stock trade on the applicable exchange or in the applicable market, regular way, without the right to receive such issuance or distribution.

        To the extent that we have a rights plan in effect upon conversion of the notes into common stock, you will receive, in addition to the common stock, the rights under the rights plan, unless prior to any conversion, the rights have separated from the common stock, in which case the conversion rate will be adjusted at the time of separation as if we distributed to all holders of our common stock, shares of our capital stock, evidences of indebtedness or assets as described above, subject to readjustment in the event of the expiration, termination or redemption of such rights.

        In the event of:

  •
  any reclassification of our common stock;

  •
  a consolidation, merger or combination involving us; or

  •
  a sale or conveyance to another person or entity of all or substantially all of our property and assets,

in which holders of our common stock would be entitled to receive stock, other securities, other property, assets or cash for their common stock, upon conversion of your notes you will be entitled to receive the same type of consideration that you would have been entitled to receive if you had converted the notes into our common stock immediately prior to any of these events. See also "—Repurchase at Option of the Holder Upon a Designated Event" below.

        We may, from time to time, increase the conversion rate if our board of directors has made a determination that this increase would be in our best interests. Any such determination by our board will be conclusive. In addition, we may increase the conversion rate if our board of directors deems it advisable to avoid or diminish any income tax to holders of common stock resulting from any stock or rights distribution. See "Material United States Federal Tax Considerations—U.S. Holders—Constructive Dividends."

        As a holder of our notes, you may, in certain circumstances, be deemed to have received a distribution subject to U.S. federal income tax as a dividend. In addition, if you are a non-U.S. holder of notes, you may, in certain circumstances be deemed to have received a distribution subject to U.S. federal withholding tax requirements. See "Material United States Federal Tax Considerations—U.S. Holders—Constructive Dividends" and "—Non-U.S. Holders—Witholding Tax."

        Except as described above in this section, we will not adjust the conversion rate for any issuance of our common stock or convertible or exchangeable securities or rights to purchase our common stock or convertible or exchangeable securities.

Optional Redemption by Sepracor

        We may not redeem the notes at our option in whole or in part prior to maturity.

Repurchase at Option of the Holder Upon a Designated Event

        If a designated event, as defined below, occurs at any time prior to the maturity of the notes, you may require us to repurchase your notes, in whole or in part, on a repurchase date that is not less than 20 nor more than 30 business days after the date of our notice of the designated event. The notes will be repurchased only in integral multiples of $1,000 principal amount.

        We will repurchase the notes at a price equal to 100% of the principal amount to be repurchased, plus accrued and unpaid liquidated damages, if any, to, but excluding, the repurchase date. If such repurchase date falls after a record date for the payment of liquidated damages and on or prior to the corresponding payment date, we will pay the full amount of accrued and unpaid liquidated damages payable on such payment date to the holder of record on the close of business on the corresponding record date.

        We will mail to all record holders a notice of a designated event within 10 days after it has occurred. We are also required to deliver to the trustee a copy of the designated event notice. If you elect to require us to repurchase your notes, you must deliver to us or our designated agent, prior to the close of business on the repurchase date specified in our designated event notice, your repurchase notice and any notes to be repurchased, duly endorsed for transfer. We will promptly pay the repurchase price for notes surrendered for repurchase following the repurchase date.

        You may withdraw any written repurchase notice by delivering a written notice of withdrawal to the paying agent prior to the close of business on the repurchase date. The withdrawal notice must state:

  •
  the principal amount of the withdrawn notes;

  •
  if certificated notes have been issued, the certificate number of the withdrawn notes, or, if your notes are not certificated, your withdrawal notice must comply with appropriate DTC procedures; and

  •
  the principal amount, if any, which remains subject to the repurchase notice.

        Payment of the repurchase price for a note for which a repurchase notice has been delivered and not withdrawn is conditioned upon book-entry transfer or delivery of the note, together with necessary endorsements, to the paying agent at its corporate trust office in the Borough of Manhattan, The City of New York, or any other office of the paying agent, at any time after delivery of the repurchase notice. Payment of the repurchase price for the note will be made promptly following the later of the repurchase date and the time of book-entry transfer or delivery of the note. If the paying agent holds money sufficient to pay the repurchase price of the note on the repurchase date, then, on and after the business day following the repurchase date:

  •
  the note will cease to be outstanding;

  •
  liquidated damages, if any, will cease to accrue; and

  •
  all other rights of the holder will terminate, other than the right to receive the repurchase price upon delivery of the note.

        This will be the case whether or not book-entry transfer of the note has been made or the note has been delivered to the paying agent.

        A "designated event" will be deemed to have occurred upon a fundamental change or a termination of trading.

        A "fundamental change" is any transaction or event, whether by means of an exchange offer, liquidation, tender offer, consolidation, merger, combination, reclassification, recapitalization or otherwise, in connection with which all or substantially all of our common stock is exchanged for, converted into, acquired for or constitutes solely the right to receive, consideration which is not all or substantially all common stock that:

  •
  is listed on, or immediately after the transaction or event will be listed on, a United States national securities exchange, or

  •
  is approved, or immediately after the transaction or event will be approved, for quotation on the NASDAQ National Market or any similar United States system of automated dissemination of quotations of securities prices.

        A "termination of trading" will be deemed to have occurred if our common stock, or other common stock into which the notes are then convertible, is neither listed for trading on a United States national or regional securities exchanges nor approved for trading on the NASDAQ National Market, NASDAQ SmallCap Market or any similar United States system of automated dissemination of quotations of securities prices.

        We will comply with any applicable provisions of Rule 13e-4 and any other applicable tender offer rules under the Exchange Act in the event of a designated event.

        These designated event repurchase rights could discourage a potential acquirer of Sepracor. However, this designated event repurchase feature is not the result of management's knowledge of any specific effort to obtain control of us by means of a merger, tender offer or solicitation, or part of a plan by management to adopt a series of anti-takeover provisions. The term "designated event" is limited to specified transactions and may not include other events that might adversely affect our financial condition or business operations. Our obligation to offer to repurchase the notes upon a designated event would not necessarily afford you protection in the event of a highly leveraged transaction, reorganization, merger or similar transaction involving us. No notes may be repurchased by us at the option of holders upon a designated event if the principal amount of the notes has been accelerated in connection with an event of default and such acceleration has not been rescinded.

        We may be unable to repurchase the notes in the event of a designated event. If a designated event were to occur, we may not have enough funds to pay the repurchase price for all tendered notes. Any future credit agreements or other agreements relating to our indebtedness may contain provisions prohibiting repurchase of the notes under certain circumstances, or expressly prohibit our repurchase of the notes upon a designated event or may provide that a designated event constitutes an event of default under that agreement. If a designated event occurs at a time when we are prohibited from repurchasing notes, we could seek the consent of our lenders to repurchase the notes or attempt to refinance this debt. If we do not obtain consent, we would not be permitted to repurchase the notes. Our failure to repurchase tendered notes would constitute an event of default under the indenture, which might constitute a default under the terms of our other indebtedness. In these circumstances, or if a designated event would constitute an event of default under our senior indebtedness, the subordination provisions of the indenture would restrict payments to the holders of notes.

Subordination of Notes

        The notes are senior in right of payment to our 5% debentures but the notes are subordinated to the prior payment in full of all of our senior indebtedness, as defined below. The notes also are effectively subordinated to all indebtedness, as defined below of our subsidiaries. The subordination of the notes will not prevent the occurrence of any event of default under the indenture.

        In the event of any acceleration of the notes because of an event of default under the indenture, the holders of any senior indebtedness then outstanding would be entitled to payment in full before the holders of the notes are entitled to receive any payment or distribution. The indenture requires that we promptly notify holders of senior indebtedness if payment of the notes is accelerated because of an event of default under the indenture.

        We will also be prohibited from making any payment upon or in respect of the notes, including upon repurchase, if:

  •
  we are in default in the payment of the principal, premium, if any, interest, rent or other obligations in respect of senior indebtedness, or

  •
  we are in default with respect to designated senior indebtedness (as defined below), the default permits a holder of the designated senior indebtedness to accelerate its maturity and the trustee receives a written notice of payment blockage from us or another person permitted to give the notice under such designated senior indebtedness.

        If we are in default in the payment of the principal, premium, if any, interest, rent or other obligations in respect of on senior indebtedness, we will be permitted to resume payment on the notes on the date on which the default is cured, waived or otherwise ceases to exist.

        If we are in default on designated senior indebtedness, other than a payment default, we will be permitted to resume payment on the earlier of:

  •
  the date on which the default is cured, waived or ceases to exist, or

  •
  179 days after the date on which the applicable payment blockage notice is received by the trustee,

so long as the maturity of the designated senior indebtedness has not been accelerated and no payment default on senior indebtedness has occurred. If a payment default on senior indebtedness has occurred, then we will be permitted to resume payment on the notes on the date on which the payment default on the senior indebtedness is cured, waived or otherwise ceases to exist.

        We may not commence any new period of payment blockage pursuant to a payment blockage notice unless and until 365 days have elapsed since the initial effectiveness of the immediately preceding payment blockage notice. No default on designated senior indebtedness that existed or was continuing on the date of delivery of any payment blockage notice to the trustee shall be the basis for a subsequent payment blockage notice.

        In the event that any holder of the notes receives any kind of payment or distribution of our assets in contravention of any of the subordination provisions of the indenture before all senior indebtedness is paid in full, then the payment or distribution will be held by the recipient in trust for the benefit of holders of senior indebtedness or their representatives to the extent necessary to make payment in full of all senior indebtedness remaining unpaid.

        Any right that we have to receive the assets of any of our subsidiaries upon that subsidiary's liquidation or reorganization, and the consequent right of the holders of the notes to receive a portion of these assets, will be effectively subordinated to the claims of that subsidiary's creditors, including trade creditors.

        Our subsidiaries are separate and distinct legal entities and have no obligation, contingent or otherwise, to pay any amounts due pursuant to the notes or to make any funds available for any payment. In addition, the payment of dividends and the making of loans and advances by our subsidiaries to us may be subject to statutory, contractual or other restrictions and are dependent upon the earnings or financial condition of those subsidiaries and subject to various business considerations. As a result, we may be unable to gain access to the cash flow or assets of our subsidiaries.

        As of December 31, 2003, we had approximately $440.0 million of 5% debentures and approximately $0.9 million of senior indebtedness. The indenture does not limit the amount of additional indebtedness, including senior indebtedness, that we can create, incur, assume or guarantee, nor does the indenture limit the amount of indebtedness or other liabilities that any of our subsidiaries can create, incur, assume or guarantee.

        We are obligated to pay reasonable compensation to the trustee and to indemnify the trustee against certain losses, liabilities or expenses incurred by it in connection with its duties relating to the notes. The trustee's claims for these payments will generally be senior to those of the holders of the notes in respect of all funds collected or held by the trustee.

        The term "designated senior indebtedness" means any senior indebtedness which is expressly designated by Sepracor and the holder of senior indebtedness as designated senior indebtedness now or in the future.

        The term "indebtedness" means, with respect to any person, and without duplication:

  •
  all indebtedness or obligations for (a) borrowed money, or (b) evidenced by bonds, debentures, notes or similar instruments, in either case except accounts payable and accrued liabilities incurred in the ordinary course of business in connection with obtaining materials or services;

  •
  all reimbursement obligations and other liabilities with respect to letters of credit, bank guarantees or bankers' acceptances;

  •
  all obligations in respect of leases of real or personal property or assets which are required to be accounted for as capitalized lease obligations under generally accepted accounting principles;

  •
  all obligations with respect to interest rates, swaps, caps, collar agreements, foreign currency hedges, exchanges, purchase or similar agreements;

  •
  all indebtedness of others guaranteed by us;

  •
  all indebtedness secured by a lien on our assets; and

  •
  all deferrals, renewals, extensions and refundings of, or amendments, modifications or supplements to, any indebtedness, obligation or liability of the kind or type described in bullets above.

        The term "senior indebtedness" means any principal, premium, interest, including all interest that accrues during a bankruptcy case, regardless of whether such interest is allowed as a claim in such case, rent payable on or in connection with, and all fees and expenses in connection with our indebtedness. This includes any indebtedness outstanding on the date of the indenture or incurred, assumed or guaranteed by us thereafter. However, if any instrument evidencing indebtedness or the assumption or guarantee of indebtedness specifically provides that the indebtedness is not senior to the notes, or provides that it is equal to or junior to the notes, then that indebtedness will not constitute senior indebtedness. In addition, our 5% debentures, the notes and any indebtedness of any majority-owned subsidiary of ours do not constitute senior indebtedness under the indenture. The notes do constitute senior indebtedness under the indenture governing the 5% debentures.

Merger and Sale of Assets by Sepracor

        The indenture provides that we may not consolidate with or merge with or into any other person or convey, transfer or lease all or substantially all of our properties or assets to another person, unless among other items:

  •
  we are the surviving person, or the resulting, surviving or transferee person, if other than us, is organized and existing under the laws of the United States, any state thereof or the District of Columbia;

  •
  the successor person, if other than us, assumes, by supplemental indenture satisfactory in form to the trustee, all of our obligations under the notes and the indenture;

  •
  after giving effect to such transaction, there is no event of default under the indenture, and no event which, after notice or passage of time or both, would become an event of default; and

  •
  we have delivered to the trustee an officers' certificate and an opinion of counsel each stating that such transaction complies with these requirements.

        When such a person assumes our obligations in such circumstances, subject to certain exceptions, we shall be discharged from all obligations under the notes and the indenture.

Events of Default; Notice and Waiver

        The following will be events of default with respect to a series of the notes under the indenture:

  •
  we fail to pay principal or premium, if any, when due at maturity, upon repurchase or otherwise on the notes, whether or not the payment is prohibited by subordination provisions;

  •
  we fail to pay liquidated damages, if any, on the notes, when due and such failure continues for a period of 30 days, whether or not the payment is prohibited by subordination provisions of the indenture;

  •
  we fail to provide timely notice of a designated event;

  •
  we fail to perform or observe any of the covenants in the indenture for 60 days after written notice to us from the trustee, or to us and the trustee from the holders of at least 25% in principal amount of the outstanding notes;

  •
  the acceleration of our indebtedness prior to maturity, where the principal amount of the accelerated indebtedness aggregates $25 million or more;

  •
  we fail to deliver shares of our common stock upon conversion of the notes within the time period required by the indenture, and such failure continues for a period of 5 days; or

  •
  certain events involving our bankruptcy, insolvency or reorganization.

        The trustee may withhold notice to the holders of the notes of any default, except defaults in payment of principal, premium or liquidated damages, if any, on the notes. However, the trustee must consider it to be in the interest of the holders of the notes to withhold this notice.

        If an event of default occurs and continues, the trustee or the holders of at least 25% in principal amount of a series of notes affected thereby then outstanding may declare the principal, premium, if any, and liquidated damages, if any, on the outstanding notes f such series to be immediately due and payable. In case of certain events of bankruptcy or insolvency involving us, the principal, premium, if any, and liquidated damages, if any, on the notes will automatically become due and payable. However, if we cure all defaults, except the nonpayment of principal, premium, if any, or liquidated damages, if any, that became due as a result of the acceleration, and meet certain other conditions, with certain exceptions, this declaration may be cancelled and the holders of a majority of the principal amount of outstanding notes may waive these past defaults.

        Payments of principal, premium, if any, or liquidated damages, if any, on the notes that are not made when due will accrue interest from the required payment date at the annual rate of 1%.

        The holders of a majority of outstanding notes will have the right to direct the time, method and place of any proceedings for any remedy available to the trustee, subject to limitations specified in the indenture.

        No holder of the notes may pursue any remedy under the indenture, except in the case of a default in the payment of principal, premium, if any, or liquidated damages, unless:

  •
  the holder has given the trustee written notice of an event of default;

  •
  the holders of at least 25% in principal amount of a series of notes affected thereby then outstanding make a written request to the trustee to pursue the remedy;

  •
  the holder or holders have offered reasonable security or indemnity to the trustee against any costs, liability or expense of the trustee;

  •
  the trustee does not receive an inconsistent direction from the holders of a majority in principal amount of the notes; and

  •
  the trustee fails to comply with the request within 60 days after receipt of the request and offer of indemnity.

Modification and Waiver

        Except as otherwise set forth below, the consent of the holders of a majority in principal amount of the outstanding notes is required to modify or amend the indenture. A modification or amendment of this indenture requires the consent of the holder of each outstanding note if it would:

  •
  extend the fixed maturity of any note;

  •
  reduce the rate or extend the time for payment of liquidated damages of any note;

  •
  reduce the principal amount or premium of any note;

  •
  reduce any amount payable upon repurchase of any note;

  •
  change our obligation to repurchase any note upon a designated event in a manner that is adverse to the holders of notes;

  •
  impair the right of a holder to institute suit for payment on any note;

  •
  change the currency in which any note is payable;

  •
  impair the right of a holder to convert any note or reduce the number of shares of common stock or the amount of any other property receivable upon conversion;

  •
  modify, in any material respect that is adverse to the holders of notes, the subordination provisions of the indenture;

  •
  reduce the quorum or voting requirements under the indenture;

  •
  subject to specified exceptions, modify certain provisions of the indenture relating to modification or waiver of provisions of the indenture; or

  •
  reduce the percentage of notes required for consent to any modification of the indenture.

Form, Denomination and Registration

        The notes are issued:

  •
  in fully registered form; and

  •
  in denominations of $1,000 principal amount and integral multiples of $1,000.

  Global Note, Book-Entry Form

        The notes are evidenced by two separate global notes, one for the Series A notes and one for the Series B notes. We have deposited the global notes with DTC and have registered the global notes in the name of Cede & Co. as DTC's nominee. Except as set forth below, a global note may be transferred, in whole or in part, only to another nominee of DTC or to a successor of DTC or its nominee.

        Beneficial interests in a global note may be held directly through DTC if such holder is a participant in DTC, or indirectly through organizations that are participants in DTC, referred to as participants. Transfers between participants will be effected in the ordinary way in accordance with DTC rules and will be settled in clearing house funds. The laws of some states require that certain persons take physical delivery of securities in definitive form. As a result, the ability to transfer beneficial interests in a global note to such persons may be limited.

        Holders who are not participants may beneficially own interests in a global note held by DTC only through participants, or through indirect participants, which are banks, brokers, dealers, trust companies and other parties that clear through or maintain a custodial relationship with a participant, either directly or indirectly. So long as Cede & Co., as the nominee of DTC, is the registered owner of a global note, Cede & Co. for all purposes will be considered the sole holder of such global note. Except as provided below, owners of beneficial interests in a global note will:

  •
  not be entitled to have certificates registered in their names; and

  •
  not be considered holders of the global note, other than in an enforcement by such owner of a beneficial interest to exchange such beneficial interest for notes in certificated form.

        We will pay the liquidated damages, if any, and the repurchase price of a global note to Cede & Co., as the registered owner of the global note, by wire transfer of immediately available funds on each payment date or repurchase date, as the case may be. Neither we, the trustee nor any paying agent will be responsible or liable:

  •
  for the records relating to, or payments made on account of, beneficial ownership interests in a global note; or

  •
  for maintaining, supervising or reviewing any records relating to the beneficial ownership interests.

        Neither we, the trustee, registrar, paying agent nor conversion agent will have any responsibility for the performance by DTC or its participants or indirect participants of their respective obligations under the rules and procedures governing their operations. DTC has advised us that it will take any action permitted to be taken by a holder of notes, including the presentation of notes for exchange, only at the direction of one or more participants to whose account with DTC interests in the global note are credited, and only in respect of the principal amount of the notes represented by the global note as to which the participant or participants has or have given such direction.

        DTC has advised us that it is:

  •
  a limited purpose trust company organized under the laws of the State of New York, and a member of the Federal Reserve System;

  •
  a "clearing corporation" within the meaning of the Uniform Commercial Code; and

  •
  a "clearing agency" registered pursuant to the provisions of Section 17A of the Exchange Act.

        DTC was created to hold securities for its participants and to facilitate the clearance and settlement of securities transactions between participants through electronic book-entry changes to the accounts of its participants. Participants include securities brokers, dealers, banks, trust companies and clearing corporations and other organizations. Some of the participants or their representatives, together with other entities, own DTC. Indirect access to the DTC system is available to others such as banks, brokers, dealers and trust companies that clear through or maintain a custodial relationship with a participant, either directly or indirectly.

        DTC has agreed to the foregoing procedures to facilitate transfers of interests in a global note among participants. However, DTC is under no obligation to perform or continue to perform these procedures, and may discontinue these procedures at any time.

        We will issue the notes in definitive certificated form if DTC notifies us that it is unwilling or unable to continue as depositary or DTC ceases to be a clearing agency registered under the Exchange Act and a successor depositary is not appointed by us within 90 days. In addition, beneficial interests in a global note may be exchanged for definitive certificated notes upon request by or on behalf of DTC in accordance with customary procedures. We may determine at any time and in our sole discretion that notes shall no longer be represented by global notes, in which case we will issue certificates in definitive form in exchange for the global notes.

  Restrictions on Transfer, Legends

        The notes will be subject to transfer restrictions as described below under "Transfer Restrictions" and certificates for the notes will bear a legend to this effect.

Registration Rights of the Noteholders

        In connection with the issuance of the notes, we entered into a registration rights agreement. Under the registration rights agreement, we agreed to:

  •
  file the shelf registration statement with the Commission covering resale of the registrable securities by April 9, 2004;

  •
  use our best efforts to cause the shelf registration statement to become effective no later than July 9, 2004;

  •
  use our best efforts to keep the shelf registration statement effective until the earlier of (1) the date there are no longer any registrable securities outstanding and (2) the date that is two years after the date the Commission declares the shelf registration statement effective;

  •
  notify holders when the registration statement has been filed;

  •
  notify the holders when the registration statement is declared effective;

  •
  provide copies of the prospectus to each registered holder; and

  •
  take the actions required to permit unrestricted sales of the registered securities.

        When we use the term "registrable securities" in this section, we are referring to the notes and the common stock issuable upon conversion of the notes until the earliest of:

  •
  the effective registration under the Securities Act and the resale of the securities in accordance with the registration statement;

  •
  the expiration of the holding period with respect to the registrable securities under Rule 144(k) under the Securities Act;

  •
  the sale of the registrable securities to the public pursuant to Rule 144 under the Securities Act; and

  •
  the registrable securities cease to be outstanding.

        We will be permitted to suspend the use of this prospectus under certain circumstances relating to pending corporate developments, public filings with the Commission and similar events. Any suspension period shall not exceed:

  •
  45 days in any three-month period; or

  •
  an aggregate of 90 days for all periods in any 12-month period.

        Notwithstanding the foregoing, we will be permitted to suspend the use of this prospectus for up to 60 days in any three-month period under certain circumstances, relating to possible acquisitions, financings or other similar transactions.

        We will pay predetermined liquidated damages if:

  •
  the shelf registration statement is not filed by April 9, 2004;

  •
  the Commission does not declare the registration statement effective on or before July 9, 2004;

  •
  after it has been declared effective, during the period in which we are obligated to keep it effective, the shelf registration statement ceases to be effective or available for more than 45 days in any three-month period or an aggregate of 90 days in any 12 month period; or

  •
  we are required to file a post-effective amendment to the registration statement and the Commission does not declare post-effective amendment effective within 60 days of its filing.

        Those additional amounts will accrue until such failure to become effective or unavailability is cured:

  •
  in respect of any notes at a rate per year equal to 0.25% of the outstanding principal amount thereof for the first 90 days after the occurrence of the event and 0.50% of the outstanding principal amount thereof after the first 90 days; and

  •
  in respect of shares of common stock into which the notes have been converted at a rate per year equal to 0.25% of the then-applicable conversion price for the first 90 days after the occurrence of the event and 0.50% of the then-applicable conversion price after the first 90 days.

        We will pay such liquidated damages semiannually in arrears, with the first semiannual payment due on the first June 15 or December 15 to occur after the date on which such liquidated damages begin to accrue. The record dates for the payment of liquidated damages will be the June 1 or December 1 preceding a liquidated damages payment date, as applicable.

        A holder who elects to sell registrable securities pursuant to the shelf registration statement will be required to:

  •
  be named as a selling stockholder in the related prospectus;

  •
  deliver a prospectus to purchasers; and

  •
  be subject to the provisions of the registration rights agreement, including indemnification provisions.

Rule 144A Information Request

        We will furnish to the holders or beneficial holders of the notes or the underlying common stock and prospective purchasers, upon their request, the information required under Rule 144A(d)(4) under the Securities Act until such time as such securities are no longer "restricted securities" within the meaning of Rule 144 under the Securities Act, assuming these securities have not been owned by an affiliate of ours.

Information Concerning the Trustee

        We have appointed JPMorgan Chase Bank, the trustee under the indenture, as paying agent, conversion agent, note registrar and custodian for the notes. The trustee or its affiliates may provide banking and other services to us in the ordinary course of their business.

        The indenture contains certain limitations on the rights of the trustee, if it or any of its affiliates is then our creditor, to obtain payment of claims in certain cases or to realize on certain property received on any claim as security or otherwise. The trustee and its affiliates will be permitted to engage in other transactions with us. However, if the trustee or any affiliate continues to have any conflicting interest and a default occurs with respect to the notes, the trustee must eliminate such conflict or resign.

DESCRIPTION OF CAPITAL STOCK

  General

        Our authorized capital stock consists of 240,000,000 shares of common stock, $.10 par value, and 1,000,000 shares of preferred stock, $1.00 par value. As of March 31, 2004, 85,423,898 shares of common stock were issued and outstanding and no shares of preferred stock were issued and outstanding.

Description of Common Stock

        Holders of shares of our common stock are entitled to one vote for each share held on all matters submitted to a vote of stockholders and do not have cumulative voting rights. Accordingly, holders of a majority of the shares of common stock entitled to vote in any election of directors may elect all of the directors standing for election. Holders of common stock are entitled to receive ratably such dividends, if any, as may be declared by the board of directors out of funds legally available therefor, subject to any preferential dividend rights of outstanding preferred stock. In the event of our liquidation, dissolution or winding up, the holders of shares of common stock are entitled to receive ratably the net assets available after the payment of all debts and other liabilities and subject to the prior rights of any outstanding preferred stock. Shares of common stock have no preemptive, subscription, redemption or conversion rights. The outstanding shares of common stock are fully paid and nonassessable. The rights, preferences and privileges of holders of common stock are subject to and may be adversely affected by, the rights of the holders of shares of any series of preferred stock which we may designate and issue in the future.

Description of Preferred Stock

        Our board of directors is authorized, without stockholder approval, but subject to any limitations prescribed by law, to issue up to 1,000,000 shares of preferred stock, in one or more series. Each such series will have such rights, preferences, privileges and restrictions, including voting rights, dividend rights, conversion rights, redemption privileges and liquidation preferences, as will be determined by the board of directors.

Description of Preferred Stock Purchase Rights

        On June 3, 2002, our board of directors declared a dividend of one preferred stock purchase right, referred to as the rights, for each outstanding share of our common stock to stockholders of record at the close of business on June 21, 2002, the record date. Each right entitles the registered holder to purchase from us one one-thousandth (1/1000th) of a share of Series A Junior Participating Preferred Stock, $1.00 par value per share, at a purchase price of $175.00 in cash, subject to adjustment. The description and terms of the Rights are set forth in the rights agreement between Sepracor and Equiserve Trust Company.

        Initially, the rights are not exercisable and will be attached to all certificates representing outstanding shares of common stock, and no separate certificates representing the rights will be distributed. The rights will separate from the common stock, and the "distribution date" will occur, upon the earlier of (i) 10 business days following the later of (a) the first date of a public announcement that a person or group of affiliated or associated persons, referred to as an acquiring person, has acquired, or obtained the right to acquire, beneficial ownership of 20% or more of the outstanding shares of common stock or (b) the first date on which an executive officer of Sepracor has actual knowledge that an acquiring person has become such, referred to as the stock acquisition date, or (ii) 10 business days following the commencement of a tender offer or exchange offer that would result in a person or group beneficially owning 20% or more of the outstanding shares of common stock. The distribution date may be deferred in circumstances determined by our board of directors. In addition, certain inadvertent acquisitions will not trigger the occurrence of the distribution date. Until the distribution date (or earlier redemption or expiration of the rights), (i) the rights will be evidenced by the common stock certificates outstanding on the record date, together with the summary of rights set forth in the rights agreement to be mailed to stockholders, or by new common stock certificates issued after the record date that contain a notation incorporating the rights agreement by reference, (ii) the rights will be transferred with and only with such common stock certificates; and (iii) the surrender for transfer of any certificates for common stock outstanding (with or without a copy of the summary of rights or such notation) will also constitute the transfer of the rights associated with the common stock represented by such certificate.

        The rights will not be exercisable until the distribution date and will expire upon the close of business on June 3, 2012, which is the final expiration date unless earlier redeemed or exchanged as described below. As soon as practicable after the distribution date, separate rights certificates will be mailed to holders of record of the common stock as of the close of business on the distribution date and, thereafter, the separate rights certificates alone will represent the rights. Except as otherwise determined by our board of directors, and except for shares of common stock issued upon exercise, conversion or exchange of then outstanding options, convertible or exchangeable securities or other contingent obligations to issue shares or pursuant to any employee benefit plan or arrangement, only shares of common stock issued prior to the distribution date will be issued with rights.

        In the event that any person becomes an acquiring person, unless the event causing the 20% threshold to be crossed is a Permitted Offer (as defined in the rights agreement), then, promptly following the first occurrence of such event, each holder of a right (except as provided below and in Section 7(e) of the rights agreement) shall thereafter have the right to receive, upon exercise, that number of shares of our common stock (or, in certain circumstances, cash, property or other securities of Sepracor) which equals the exercise price of the right divided by 50% of the Current Market Price (as defined in the rights agreement) per share of common stock at the date of the occurrence of such event. However, rights are not exercisable following such event until such time as the rights are no longer redeemable by us as described below. Notwithstanding any of the foregoing, following the occurrence of such event, all rights that are, or (under certain circumstances specified in the rights agreement) were, beneficially owned by any acquiring person will be null and void. The event summarized in this paragraph is referred to as a "Section 11(a)(ii) Event."

        For example, at an exercise price of $175 per right, each right not owned by an acquiring person (or by certain related parties) following a Section 11(a)(ii) Event would entitle its holder to purchase for $175 such number of shares of our common stock (or other consideration, as noted above) as equals $175 divided by one-half of the Current Market Price of the common stock. Assuming that our common stock had a market price of $87.50 per share at such time, the holder of each valid right would be entitled to purchase four shares of our common stock, having a market value of 4 × $87.50, or $350, for $175.

        In the event that, at any time after any person becomes an acquiring person, (i) Sepracor is consolidated with, or merged with and into, another entity and Sepracor is not the surviving entity of such consolidation or merger (other than a consolidation or merger which follows a Permitted Offer) or if Sepracor is the surviving entity, but shares of our outstanding common stock are changed or exchanged for stock or securities (of any other person) or cash or any other property, or (ii) more than 50% of Sepracor's assets or earning power is sold or transferred, each holder of a right (except rights which previously have been voided as set forth above) shall thereafter have the right to receive, upon exercise, that number of shares of common stock of the acquiring company which equals the exercise price of the right divided by 50% of the Current Market Price of such common stock at the date of the occurrence of the event. The events summarized in this paragraph are referred to as "Section 13 Events." A Section 11(a)(ii) Event and Section 13 Events are collectively referred to as "Triggering Events."

        For example, at an exercise price of $175 per right, each valid right following a Section 13 Event would entitle its holder to purchase for $175 such number of shares of common stock of the acquiring company as equals $175 divided by one-half of the Current Market Price of such common stock. Assuming that such common stock had a market price of $87.50 per share at such time, the holder of each valid right would be entitled to purchase four shares of common stock of the acquiring company, having a market value of 4 × $87.50, or $350, for $175.

        At any time after the occurrence of a Section 11(a)(ii) Event, when no person owns a majority of our common stock, our board of directors may exchange the rights (other than rights owned by such acquiring person which have become void), in whole or in part, at an exchange ratio of one share of our common stock, or one one-thousandth (1/1000th) of a share of Series A Junior Participating Preferred Stock (or of a share of a class or series of our preferred stock having equivalent rights, preferences and privileges), per right (subject to adjustment).

        The purchase price payable, and the number of units of Series A Junior Participating Preferred Stock or other securities or property issuable, upon exercise of the rights are subject to adjustment from time to time to prevent dilution (i) in the event of a stock dividend on, or a subdivision, combination or reclassification of, the Series A Junior Participating Preferred Stock, (ii) if holders of the Series A Junior Participating Preferred Stock are granted certain rights or warrants to subscribe for Series A Junior Participating Preferred Stock or convertible securities at less than the then-Current Market Price of the Preferred Stock, or (iii) upon the distribution to holders of the Series A Junior Participating Preferred Stock of evidences of indebtedness or assets (excluding regular periodic cash dividends paid out of earnings or retained earnings) or of subscription rights or warrants (other than those referred to above). The number of rights associated with each share of common stock is also subject to adjustment in the event of a stock split of our common stock or a stock dividend on our common stock payable in our common stock or subdivisions, consolidations or combinations of our common stock occurring, in any such case, prior to the distribution date.

        With certain exceptions, no adjustment in the purchase price will be required until cumulative adjustments amount to at least 1% of the purchase price. No fractional shares of Series A Junior Participating Preferred Stock (other than fractions which are integral multiples of one one-thousandth of a share of Series A Junior Participating Preferred Stock) will be issued and, in lieu thereof, an adjustment in cash will be made based on the market price of the Series A Junior Participating Preferred Stock on the last trading date prior to the date of exercise.

        Series A Junior Participating Preferred Stock purchasable upon exercise of the rights will not be redeemable. Each share of Series A Junior Participating Preferred Stock will be entitled to receive, when, as and if declared by our board of directors, a minimum preferential quarterly dividend payment of $10 per share or, if greater, an aggregate dividend of 1000 times the dividend declared per share of our common stock. In the event of liquidation, the holders of the Series A Junior Participating Preferred Stock will be entitled to a minimum preferential liquidation payment of $1000 per share, plus an amount equal to accrued and unpaid dividends, and will be entitled to an aggregate payment of 1000 times the payment made per share of our common stock.

        Each share of Series A Junior Participating Preferred Stock will have 1000 votes, voting together with the common stock. In the event of any merger, consolidation or other transaction in which our common stock is changed or exchanged, each share of Series A Junior Participating Preferred Stock will be entitled to receive 1000 times the amount received per share of our common stock. These rights are protected by customary antidilution provisions. Because of the nature of the Series A Junior Participating Preferred Stock's dividend, liquidation and voting rights, the value of one one-thousandth of a share of Series A Junior Participating Preferred Stock purchasable upon exercise of each right should approximate the value of one share of our common stock.

        At any time prior to the earlier of the tenth business day (or such later date as may be determined by our board of directors) after the stock acquisition date, we may redeem the rights in whole, but not in part, at a redemption price of $0.001 per right, payable in cash or stock. Immediately upon the redemption of the rights or such earlier time as established by our board of directors in the resolution ordering the redemption of the rights, the rights will terminate and the only right of the holders of rights will entitled be to receive the redemption price. The rights may also be redeemable following certain other circumstances specified in the rights agreement.

        Until a right is exercised, the holder thereof, as such, will have no rights as a stockholder of Sepracor, including, without limitation, the right to vote or to receive dividends. Although the distribution of the rights should not be taxable to stockholders or to Sepracor, stockholders may, depending upon the circumstances, recognize taxable income in the event that the rights become exercisable for our common stock (or other consideration) or for common stock of the acquiring company as set forth above.

        Any provision of the rights agreement, other than the redemption price, may be amended by our board of directors prior to such time as the rights are no longer redeemable. Once the rights are no longer redeemable, our board of directors' authority to amend the rights is limited to correcting ambiguities or defective or inconsistent provisions in a manner that does not adversely affect the interest of holders of rights.

        The rights are intended to protect our stockholders in the event of an unfair or coercive offer to acquire Sepracor and to provide our board of directors with adequate time to evaluate unsolicited offers. The rights may have anti-takeover effects. The rights will cause substantial dilution to a person or group that attempts to acquire Sepracor without conditioning the offer on a substantial number of rights being acquired. The rights, however, should not affect any prospective offeror willing to make an offer at a fair price and otherwise in the best interests of Sepracor and our stockholders, as determined by a majority of our board of directors. The rights should not interfere with any merger or other business combination approved by our board of directors.

Description of Outstanding Convertible Debt

  5% Convertible Subordinated Debentures

        On February 14, 2000and March 9, 2000, we issued an aggregate of approximately $460 million of 5% convertible subordinated debentures due 2007. The 5% debentures are convertible into shares of common stock, at the option of the holder, at a conversion price of $92.38 per share, subject to certain adjustments. Interest on the 5% debentures is payable semi-annually in arrears on August 15 and February 15. The 5% debentures will mature on February 15, 2007. We may redeem the 5% debentures if the trading price of the common stock for 20 trading days in the preceding 30 consecutive days exceeds 120% of the conversion price of the 5% debentures. Each holder of the 5% debentures has the right to require us to redeem all or any part of the 5% debentures held by it at a price equal to 100% of the principal amount of the debentures, together with accrued interest, upon the occurrence of a fundamental change, at any time before February 15, 2007. A fundamental change means, generally, the occurrence of any transaction or event in connection with which all or substantially all of our common stock shall be exchanged for, be converted into, be acquired for, or constitute, in all material respects, solely the right to receive consideration that is not all or substantially all common stock listed on a United States national securities exchange or approved for quotation on the NASDAQ National Market or a similar United States system of automated dissemination of quotations of securities prices. As of March 31, 2004, $440 million of the 5% debentures were outstanding.

  0% Convertible Senior Subordinated Notes

        On December 12, 2003 and January 9, 2004 we issued an aggregate of approximately $250 million of 0% Series A convertible senior subordinated notes due 2008 and $500 million of 0% Series B convertible senior subordinated notes due 2010. The Series A notes and Series B notes are convertible into shares of common stock at the option of the holder. The Series A notes are convertible into common stock at a conversion price of $31.8928 and the Series B notes are convertible into shares of common stock at a conversion price of $29.8352, in each case, subject to certain adjustments. The 0% notes do not bear interest, and the principal amount does not accrete. Each holder of the 0% notes has the right to require us to redeem all or any part of 0% notes held by it at a price equal to 100% of the principal amount of the notes upon the occurrence of a designated event, as described above under "Description of Notes—Repurchase Option of Holder Upon a Designated Event" at any time before December 15, 2008 in the case of the Series A notes and anytime before December 15, 2010 in the case of the Series B notes. As of March 31, 2004, $250 million of the Series A notes and $500 million of the Series B notes were outstanding.

Delaware Law and Certain Charter and By-Law Provisions

        We are subject to the provisions of Section 203 of the General Corporation Law of Delaware. Section 203 prohibits a publicly held Delaware corporation from engaging in a "business combination" with an "interested stockholder" for a period of three years after the date of the transaction in which the person became an interested stockholder, unless the business combination is approved in a prescribed manner. A "business combination" includes mergers, asset sales and other transactions resulting in a financial benefit to the interested stockholders. Subject to certain exceptions an "interested stockholder" is a person who, together with affiliates and associates, owns, or within three years did own, 15% or more of the corporation's voting stock.

        Our Restated Certificate of Incorporation, as amended, which we refer to as our restated charter, provides for the division of our board of directors into three classes that are as nearly equal in size as possible with staggered three-year terms. In addition, our restated charter provides that any director may be removed, with or without cause, only by the vote of at least 75% of the shares entitled to vote for the election of directors. Under our restated charter, any vacancy on the board of directors, however occurring, including a vacancy resulting from an enlargement of the board of directors may only be filled by vote of a majority of directors then in office. The classification of the board of directors and the limitations on the removal of directors and filling of vacancies could have the effect of making it more difficult for a third party to acquire, or of discouraging a third party from acquiring, control of Sepracor.

        Our restated charter contains certain provisions permitted under the General Corporation Law of Delaware relating to the liability of directors. The provisions eliminate a director's liability for monetary damages for a breach of fiduciary duty, except in certain circumstances involving wrongful acts, such as the breach of a director's duty of loyalty or acts or omissions which involve intentional misconduct or a knowing violation of law. Further, our restated charter contains provisions to indemnify our directors and officers to the fullest extent permitted by the General Corporation Law of Delaware. We believe that these provisions will assist us in attracting and retaining qualified individuals to serve as directors.

        Our restated charter also provides that any action required or permitted to be taken by our stockholders may be taken only at a duly called annual or special meeting of the stockholders and special meetings may be called only by the board of directors or the president. These provisions could have the effect of delaying stockholder actions, which are favored by the holders of a majority of our outstanding voting securities. These provisions may also discourage another person or entity from making a tender offer for our common stock, because such person or entity, even if it acquired a majority of our outstanding voting securities, would be able to take action as a stockholder, including, until the next meeting of stockholders electing new directors or approving a merger, only at a duly called stockholders meeting, and not by written consent.

        The General Corporation Law of Delaware provides generally that the affirmative vote of a majority of the shares entitled to vote on any matter is required to amend a corporation's Certificate of Incorporation or By-Laws, unless a corporation's Certificate of Incorporation or By-Laws, as the case may be, requires a greater percentage. Our Restated Certificate of Incorporation and our Amended and Restated By-Laws require the affirmative vote of the holders of at least 75% of our outstanding voting stock to amend or repeal any of the foregoing provisions. The 75% stockholder vote would be in addition to any separate class vote that might in the future be required pursuant to the terms of any preferred stock that might be outstanding at the time any such changes are submitted to stockholders.

        The transfer agent and registrar for our common stock is EquiServe Trust Company, N.A.

MATERIAL UNITED STATES FEDERAL TAX CONSIDERATIONS

        This section describes the material U.S. federal tax consequences relating to the purchase, ownership and disposition of the notes and of common stock into which the notes may be converted. This description does not provide a complete analysis of all potential tax consequences. The information provided below is based on the Internal Revenue Code of 1986, as amended, or the Code, Treasury Regulations, Internal Revenue Service, or IRS, published rulings and court decisions, all as currently in effect. These authorities may change, possibly on a retroactive basis, or the IRS might interpret the existing authorities differently. In either case, the tax consequences of purchasing, owning or disposing of notes or common stock could differ from those described below. We do not intend to obtain a ruling from the IRS with respect to the tax consequences of acquiring or holding the notes or common stock. This description is general in nature and does not discuss all aspects of U.S. federal taxation that may be relevant to a particular investor in light of the investor's particular circumstances, or to certain types of investors subject to special treatment under U.S. federal income tax laws (such as financial institutions, real estate investment trusts, regulated investment companies, grantor trusts, insurance companies, pension funds, tax-exempt organizations, expatriates, brokers, dealers or traders in securities or foreign currencies, persons holding notes or common stock as part of a position in a "straddle" or as part of a "hedging," "conversion" or "integrated" transaction for U.S. federal income tax purposes, persons deemed to sell notes or common stock under the constructive sale provisions of the Code, persons who hold notes or common stock through a partnership or other pass-through entity, persons subject to the alternative minimum tax provisions of the Code, U.S. Holders (as defined below) that have a "functional currency" other than the U.S. dollar, or Non-U.S. Holders (as defined below), except to the extent described below). This description applies only to investors who hold the notes and common stock as "capital assets" within the meaning of Section 1221 of the Code. This description does not consider the effect of any foreign, state, local or other tax laws that may be applicable to particular investors.

        If a partnership (including for this purpose any entity treated as a partnership for U.S. tax purposes) is a beneficial owner of the notes or common stock into which the notes may be converted, the U.S. federal tax treatment of a partner in the partnership will generally depend on the status of the partner and the activities of the partnership. A holder of the notes or common stock into which the notes may be converted that is a partnership and partners in such partnership should consult their individual tax advisors about the U.S. federal tax consequences of holding and disposing of the notes and the common stock into which the notes may be converted. Investors considering the purchase of notes should consult their own tax advisors regarding the application of the U.S. federal tax laws to their particular situations and the consequences of U.S. federal estate or gift tax laws, foreign, state, or local tax laws, and tax treaties.

U.S. Holders

        As used herein, the term "U.S. Holder" means a beneficial holder of a note or common stock that is (1) a citizen or resident of the U.S.; (2) a corporation organized in or under the laws of the U.S. or any political subdivision thereof; (3) an estate the income of which is subject to U.S. federal income taxation regardless of its source; or (4) a trust, if such trust validly elects to be treated as a U.S. person for U.S. federal income tax purposes, or if (a) a court within the U.S. can exercise primary supervision over its administration and (b) one or more U.S. persons, as defined in Section 7701(a)(30) of the Code, have the authority to control all of the substantial decisions of such trust. Persons other than U.S. Holders are referred to as Non-U.S. Holders and are subject to special U.S. federal income tax considerations, some of which are discussed below.

Additional Payments

        If the amount or timing of any payment on a note is contingent, the note could be subject to special rules that apply to contingent debt instruments. These rules would generally require a U.S. Holder to accrue interest income at a rate higher than the stated interest rate on the note and to treat as ordinary income, rather than capital gain, any gain recognized on a sale, exchange or retirement of the note before the resolution of the contingencies. U.S. Holders will be entitled to receive liquidated damages if the notes are not registered with the Commission within prescribed time periods. We do not believe that, because of these potential additional payments, the notes should be treated as contingent debt instruments because we believe the notes should fall within an exception to the rules applicable to contingent debt instruments. Therefore, for purposes of filing tax or information returns with the IRS, we will not treat the notes as contingent debt instruments. Our determination that the notes are not contingent debt instruments is binding on each holder unless the holder explicitly discloses in the manner required by applicable Treasury Regulations that its determination is different from ours. Our determination is not, however, binding on the IRS.

        If an additional payment is made, it will be treated as interest income and will be included in the income of a U.S. Holder as ordinary income at the time received or accrued, in accordance with the holder's regular method of tax accounting. Unless otherwise noted, this discussion assumes that the notes are not subject to the contingent debt instrument rules. The remainder of this discussion assumes that liquidated damages will not be paid.

        Market Discount.    A U.S. Holder that acquires a note at a price less than the note's stated redemption price at maturity, which is generally, the sum of all payments required under the note, may be affected by the "market discount" rules of the Internal Revenue Code. Subject to a de minimis exception, the market discount rules generally require a U.S. Holder who acquires a note at a market discount to treat any principal payment on the note and any gain recognized on any disposition of the note as ordinary income to the extent of the accrued market discount, not previously included in income, at the time of such payment or disposition. In general, the amount of market discount that has accrued is determined on a straight-line basis over the remaining term of the note as of the time of acquisition, or, at the election of the holder, on a constant yield basis. Such an election applies only to the note with respect to which it is made and may not be revoked.

        A U.S. Holder of a note acquired at a market discount also may elect to include the market discount in income as it accrues. If a U.S. Holder so elects, the rules discussed above with respect to ordinary income recognition resulting from the payment of principal on a note or the disposition of a note would not apply, and the holder's tax basis in the note would be increased by the amount of the market discount included in income at the time it accrues. This election would apply to all market discount obligations acquired by the U.S. Holder on or after the first day of the first taxable year to which the election applies and may not be revoked without the consent of the Internal Revenue Service.

        A U.S. Holder may be required to defer until maturity of the note, or, in certain circumstances, its earlier disposition, the deduction of all or a portion of the interest expense attributable to debt incurred or continued to purchase or carry a note with market discount, unless the election to include market discount in income on a current basis is made.

        Upon the conversion of a note into our common stock, any accrued market discount on the note not previously included in income will be carried over to the common stock received upon conversion of the note, and any gain recognized upon the disposition of such common stock will be treated as ordinary income to the extent of such accrued market discount.

        Amortizable Bond Premium.    If a U.S. Holder purchases a note for an amount in excess of all amounts payable on the note after the purchase date, other than payment of qualified stated interest and an amount attributable to a convertible note's conversion feature, the excess will constitute bond premium. Since the notes pay no interest, any premium will be attributable to the convertible note's conversion feature, accordingly, in all events there cannot be amortizable bond premium.

Sale, Exchange, Repurchase or Retirement of the Notes

        A U.S. Holder generally will recognize capital gain or loss if the U.S. Holder disposes of a note in a sale, exchange, repurchase or retirement, other than a conversion into our common stock. The U.S. Holder's gain or loss will equal the difference between the amount realized by the U.S. Holder and the U.S. Holder's adjusted tax basis in the note. The U.S. Holder's adjusted tax basis in the note will generally equal the amount the U.S. Holder paid for the note increased by the amount of any accrued market discount previously included in the U.S. Holder's income.

        Subject to the discussion above regarding market discount, gain or loss recognized on the sale, exchange, repurchase or retirement of a note generally will be capital gain or loss and will be long-term capital gain or loss if at the time of the sale, exchange, repurchase or retirement the note has been held for more than one year. The deductibility of capital losses is subject to certain limitations. A U.S. Holder who sells the notes at a loss that meets certain thresholds may be required to file a disclosure statement with the IRS under recently promulgated Treasury Regulations.

Conversion of Notes for Common Stock

        Upon a U.S. Holder's conversion of a note for common stock, such U.S. Holder generally will not recognize any income, gain or loss. The U.S. Holder will recognize gain, however, to the extent that the U.S. Holder receives cash in lieu of a fractional share in the amount of the difference between the cash received in lieu of the fractional share and the U.S. Holder's tax basis attributable to the fractional share. The U.S. Holder's aggregate tax basis in the common stock received will equal the holder's adjusted tax basis in the note, reduced by any tax basis attributable to a fractional share, and the U.S. Holder's holding period for the stock will include the period during which the holder held the note.

Dividends

        We have not paid cash dividends on our common stock and we do not anticipate paying cash dividends in the foreseeable future. However, if, after a U.S. Holder converts a note into common stock, we make a distribution in respect of that stock, the distribution will be treated as a dividend, taxable to the U.S. Holder as ordinary income, to the extent it is paid from our current or accumulated earnings and profits. Subject to certain conditions, dividends on our common stock paid to non-corporate taxpayers may be taxed at lower rates than those applicable to other types of ordinary income. If the distribution exceeds our current and accumulated earnings and profits, the excess will be treated first as a nontaxable return of capital reducing the U.S. Holder's tax basis in the U.S. Holder's stock. Any remaining excess will be treated as capital gain. If the U.S. Holder is a U.S. corporation, it may be eligible to claim a deduction equal to a portion of any dividends received.

Constructive Dividends

        The terms of the notes allow for changes in the conversion price of the notes in certain circumstances. A change in conversion price that allows U.S. Holders of notes to receive more shares of common stock on conversion may increase those noteholders' proportionate interests in our earnings and profits or assets. In that case, those noteholders will be treated as though they received a dividend in the form of our stock. A taxable constructive stock dividend would result to U.S. Holders of notes, for example, if the conversion price were adjusted to compensate noteholders for distributions of cash or property to our shareholders. Not all changes in conversion price that allow noteholders to receive more stock on conversion, however, increase the noteholders' proportionate interests in the company.

For instance, a change in conversion price could simply prevent the dilution of the noteholders' interests upon a stock split or other change in capital structure. Changes of this type, if made under a bona fide, reasonable adjustment formula, are not treated as taxable constructive stock dividends. On the other hand, if an event occurs that dilutes the noteholders' interests and the conversion price is not adjusted, the resulting increase in the proportionate interests of our shareholders could be treated as a taxable stock dividend to the shareholders. Any taxable constructive stock dividends resulting from a change to, or failure to change, the conversion price would be treated in the same manner as dividends paid in cash or other property. Such dividends would result in ordinary income to the recipient, to the extent of our current or accumulated earnings and profits, with any excess treated as a nontaxable return of capital or as capital gain, even though the recipient did not actually receive cash, common stock or other property.

Sale or other Disposition of Common Stock

        Unless a nonrecognition provision applies, subject to the discussion above regarding market discount, a U.S. Holder generally will recognize capital gain or loss on a sale or other disposition of our common stock. The U.S. Holder's gain or loss will equal the difference between the amount realized by the U.S. Holder and the U.S. Holder's adjusted tax basis in the stock. The amount realized by the U.S. Holder will include the amount of any cash and the fair market value of any other property received for the stock. Capital gain or loss recognized by a U.S. Holder on a sale or exchange of stock will be long-term if the holder held the stock for more than one year. The deductibility of capital losses is subject to certain limitations. A U.S. Holder who sells the stock at a loss that meets certain threshold requirements may be required to file a disclosure statement with the IRS under recently promulgated Treasury Regulations.

Backup Withholding and Information Reporting

        The Code and the Treasury Regulations require those who make specified payments to report the payments to the IRS and to the recipients of the payments. This reporting regime is reinforced by "backup withholding" rules. These rules require the payors to withhold tax from payments subject to information reporting if the recipient fails to cooperate with the reporting regime by, among other things, (1) failing to provide the recipient's taxpayer identification number to the payor or by furnishing an incorrect taxpayer identification number, (2) failing to properly report interest or dividends, or (3) under certain circumstances, failing to provide a certified statement, signed under penalties of perjury, that the taxpayer identification number furnished is the correct number and that the U.S. Holder is not subject to backup withholding. A holder that does not provide its correct taxpayer identification number may also be subject to penalties imposed by the IRS. The information reporting and backup withholding rules do not apply to corporations and tax-exempt organizations, provided that their exemption from backup withholding is properly established. We or our paying agent will report to holders of notes and common stock and to the IRS the amount of any reportable payments for each calendar year and the amount of tax withholding, if any, with respect to those payments.

        Payments of dividends to individual U.S. Holders of notes or common stock and payments made upon a sale of notes or common stock generally will be subject to information reporting, and generally will be subject to backup withholding unless the U.S. Holder provides us or our paying agent with a correct taxpayer identification number.

        Any amounts withheld from a payment to a U.S. Holder of notes or common stock under the backup withholding rules can be credited against any U.S. federal income tax liability of the U.S. Holder.

Non-U.S. Holders

        This section describes the U.S. federal tax consequences to a Non-U.S. Holder. In general, subject to the discussion below concerning information reporting and backup withholding:

        Dispositions of Notes or Common Stock.    A Non-U.S. Holder of a note or common stock generally will not be subject to U.S. federal income tax on gains realized from the sale, exchange or other disposition (other than a conversion of a note into our common stock, which is described below) of such note or common stock unless

  •
  such holder is an individual who is present in the U.S. for 183 days or more in the taxable year of sale, exchange or other disposition, and certain other conditions are met;

  •
  such gain is effectively connected with the conduct by the holder of a trade or business in the U.S. and, if certain U.S. income tax treaties apply, is also attributable to a U.S. permanent establishment maintained by the holder;

  •
  the holder is subject to Code provisions applicable to certain U.S. expatriates; or

  •
  we are or have been, at any time within the shorter of the five-year period preceding such sale or other disposition or the period such holder held the note or common stock, a U.S. real property holding corporation for U.S. federal income tax purposes; however, as long as our common stock is regularly traded on an established securities market, only Non-U.S. Holders who have held more than 5% of such class of stock at any time during such five-year or shorter period would be subject to taxation under this rule. We do not believe that we are currently or ever have been a U.S. real property holding corporation or that we will become one in the future.

        See "—Non-U.S. Holders—Effectively Connected Income" below, for additional discussion of the rules generally applicable to gains that are effectively connected with the conduct by the holder of a trade or business in the U.S.

        Conversion of Notes into Common Stock.    Non-U.S. Holders generally will not be subject to U.S. federal income and withholding tax on the conversion of a note into shares of our common stock. However, any gain recognized by a Non-U.S. Holder on the conversion of a note into our common stock due to the receipt of cash in lieu of a fractional share will be subject to the rules described above regarding the sale, exchange or other disposition of a note or common stock.

        Withholding Tax.    Dividends on the common stock or constructive dividends on the notes, which is discussed above under "—U.S. Holders—Constructive Dividends", generally will be subject to U.S. withholding tax (currently at a 30% rate), except where an applicable U.S. income tax treaty provides for the reduction or elimination of such withholding tax or if such income is effectively connected income as described in "—Non-U.S. Holders—Effectively Connected Income" below.

        Even if a Non-U.S. Holder is eligible for a lower treaty rate, we or our paying agent will generally be required to withhold at the full U.S. withholding tax rate (currently 30%), rather than at the lower treaty rate, on such payments to the Non-U.S. Holder, unless the Non-U.S. Holder has furnished us or our paying agent, as applicable:

  •
  a valid IRS Form W-8BEN or an acceptable substitute form upon which such holder certifies, under penalty of perjury, its status as a non-United States person and its entitlement to the lower treaty rate with respect to such payments, or

  •
  in the case of payments made outside the United States to an offshore account, which is generally an account maintained by such Non-U.S. Holder at an office or branch of a bank or other financial institution at any location outside the United States, other documentary evidence establishing the Non-U.S. Holder's entitlement to the lower treaty rate in accordance with the Treasury Regulations.

        If a Non-U.S. Holder is eligible for a reduced rate of U.S. withholding tax under a U.S. income tax treaty, such holder may obtain a refund of any amounts withheld in excess of that rate by filing a refund claim with the IRS.

        Effectively Connected Income.    If a Non-U.S. Holder of a note or common stock is engaged in a trade or business in the U.S. and if dividends, including constructive dividends, on the note or common stock, or gain realized on the sale, exchange or other disposition of the note or common stock, are effectively connected with the conduct of such trade or business and, if certain U.S. income tax treaties apply, are also attributable to a U.S. permanent establishment maintained by the holder in the U.S., the holder will generally be subject to U.S. federal income tax on such dividends or gain on a net income basis in the same manner as if it were a U.S. holder. In addition, if such holder is a foreign corporation, it may be subject to a branch profits tax currently equal to 30%, or such lower treaty rate provided by an applicable U.S. income tax treaty, of a portion of its effectively connected earnings and profits for the taxable year, subject to certain adjustments. Even though effectively connected income is subject to income tax, and may be subject to the branch profits tax, it is not subject to the withholding tax described above if the holder provides us or our paying agent a properly executed IRS Form W-8ECI or successor form.

United States Federal Estate Tax

        A note held by an individual who at the time of death is not a citizen or resident of the U.S., as specially defined for U.S. federal estate tax purposes, will not be subject to U.S. federal estate tax if the individual did not actually or constructively own 10% or more of the total combined voting power of all classes of our stock and, at the time of the individual's death, payments with respect to such note would not have been effectively connected with the conduct by such individual of a trade or business in the U.S. Common stock held by an individual who at the time of death is not a citizen or resident of the U.S., as specially defined for U.S. federal estate tax purposes, will be included in such individual's estate for U.S. federal estate tax purposes, unless an applicable U.S. estate tax treaty otherwise applies.

        Non-U.S. Holders should consult with their tax advisors regarding U.S. federal, state, local and foreign tax consequences with respect to the notes and common stock.

Backup Withholding and Information Reporting

        Generally, we or our paying agent must report annually to the IRS and to each Non-U.S. Holder the amount of dividends, including constructive dividends, paid to that holder and the tax withheld, if any, with respect to those payments. Dividends on common stock or constructive dividends on the notes paid to Non-U.S. Holders who are subject to U.S. withholding tax, as described above, generally will be exempt from U.S. backup withholding tax.

        Information reporting and backup withholding will generally apply to the proceeds of a disposition of a note or common stock by a Non-U.S. Holder effected by or through the U.S. office of a broker unless the holder certifies its status as a Non-U.S. Holder and satisfies certain other qualifications, or otherwise establishes an exemption. Generally, information reporting, but not backup withholding, will apply to a payment of disposition proceeds where the disposition is effected outside the U.S. by or through a non-U.S. office of a U.S. broker. Generally, information reporting and backup withholding will not apply to a payment of disposition proceeds where the transaction is effected outside the U.S. through a non-U.S. office of a non-U.S. broker. However, for information reporting purposes, certain non-U.S. brokers with substantial U.S. ownership or operations generally will be treated in a manner similar to U.S. brokers. Non-U.S. Holders should consult their own tax advisors regarding the application of the information reporting and backup withholding rules to them.

        Copies of information returns may be made available under the provisions of a specific treaty or agreement to the tax authorities of the country in which the Non-U.S. Holder resides or is incorporated. Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules from a payment to a Non-U.S. Holder will be refunded, or credited against the holder's U.S. federal income tax liability, if any, provided that the required information or appropriate claim for refund is furnished to the IRS.

        The preceding discussion of material U.S. federal income tax consequences is for general information only and is not tax advice. Accordingly, each prospective investor should consult its own tax advisor as to the particular U.S. federal, state, and local tax consequences of purchasing, holding and disposing of the notes and common stock. Tax advisors should also be consulted as to the u.s. estate and gift tax consequences and the foreign tax consequences of purchasing, holding and disposing of the notes and common stock, as well as the consequences of any proposed change in applicable laws.

SELLING SECURITYHOLDERS

        We originally sold the notes on December 12, 2003 to Morgan Stanley & Co. Incorporated, Credit Suisse First Boston LLC and U.S. Bancorp Piper Jaffray Inc., as initial purchasers. The initial purchasers of the notes have advised us that the notes were resold in transactions exempt from the registration requirements of the Securities Act to "qualified institutional buyers," as defined in Rule 144A of the Securities Act. These subsequent purchasers, or their transferees, pledgees, donees or successors, may from time to time offer and sell any or all of the notes and/or shares of the common stock issuable upon conversion of the notes pursuant to this prospectus.

        Pursuant to the registration rights agreement, we are required to file a registration statement with regard to the notes and the shares of our common stock issuable upon conversion of the notes and to keep the registration statement effective until the earlier of:

  •
  such date when no registrable securities remain outstanding; and

  •
  such date that is two years after the date the Commission declares this registration statement effective.

        The selling securityholders may choose to sell notes and/or the shares of common stock issuable upon conversion of the notes from time to time. The transfer of the securities is further discussed under the heading "Plan of Distribution."

        The following table sets forth:

  (1)
  the name of each selling securityholder who has provided us with notice as of the date of this prospectus pursuant to the registration rights agreement of their intent to sell or otherwise dispose of notes and/or shares of common stock issuable upon conversion of the notes pursuant to the registration statement;

  (2)
  the principal amount of notes and the number of shares of our common stock issuable upon conversion of the notes which they may sell from time to time pursuant to the registration statement; and

  (3)
  the amount of outstanding notes and our common stock beneficially owned by the selling securityholder prior to the offering, assuming no conversion of the notes.

        To our knowledge, no selling securityholder nor any of its affiliates has held any position or office with, been employed by or otherwise has had any material relationship with us or our affiliates, during the three years prior to the date of this prospectus.

        A selling securityholder may offer all or some portion of the notes and shares of the common stock issuable upon conversion of the notes. Accordingly, no estimate can be given as to the amount or percentage of notes or our common stock that will be held by the selling securityholders upon termination of sales pursuant to this prospectus. In addition, the selling securityholders identified below may have sold, transferred or disposed of all or a portion of their notes since the date on which they provided the information regarding their holdings in transactions exempt from the registration requirements of the Securities Act.

        The information contained under the column heading "Shares of Common Stock That May be Sold" assumes conversion of:

  •
  the full amount of Series A notes held by the holders at the initial rate of $31.8928 in principal amount of the Series A notes per share of common stock; and

  •
  the full amount of Series B notes held by the holders at the initial rate of $29.8352 in principal amount of the Series B notes per share of common stock.

Name	Amount of Series A Notes That May be Sold	Amount of Series A Notes Owned Before Offering	Amount of Series B Notes That May be Sold	Amount of Series B Notes Owned Before Offering	Shares of Common Stock That May be Sold	Shares of Common Stock Owned Before Offering
ADi Alternative Investments	5,000,000	5,000,000	—	—	156,775	0
AG Domestic Convertibles, L.P.(1)	—	—	10,200,000	10,200,000	341,878	0
AG Offshore Convertibles, Ltd(1)	—	—	23,800,000	23,800,000	797,716	0
Alexandra Global Master Fund, Ltd	8,000,000	8,000,000	8,000,000	8,000,000	518,980	0
AM Master Fund I L.P.	22,800,000	22,800,000	3,800,000	3,800,000	842,260	0
Argent Classic Convertible Arbitrage Fund L.P.	1,810,000	1,810,000	5,250,000	5,250,000	232,719	0
Banc of America Securities LLC(1)	2,500,000	2,500,000	2,500,000	2,500,000	162,180	0
Argent Classic Convertible Arbitrage Fund II, L.P.	420,000	420,000	1,290,000	1,290,000	56,406	0
Argent Classic Convertible Arbitrage Fund (Bermuda) Ltd	7,110,000	7,110,000	18,900,000	18,900,000	856,413	0
Argent LowLev Convertible Arbitrage Fund LLC	—	—	3,470,000	3,470,000	116,305	0
Argent LowLev Convertible Arbitrage Fund Ltd	3,900,000	3,900,000	11,100,000	11,100,000	494,328	0
Argent LowLev Convertible Arbitrage Fund II, LLC	—	—	530,000	530,000	17,764	0
Barclays Global Investors Diversified Alpha Plus Funds	2,110,000	2,110,000	—	—	66,159	0
Basso Holdings Ltd	—	—	3,889,000	3,889,000	130,349	0
Basso Multi-Strategy Holding Fund Ltd	—	—	7,500,000	7,500,000	251,381	1,500
BMO Nesbitt Burns Inc.(2)	—	—	12,500,000	12,500,000	418,968	0
BNP Paribas Equity Strategies, SNC	195,000	195,000	11,612,000	11,612,000	395,319	23,104
BP Amoco PLC Master Trust	—	—	1,202,000	1,202,000	40,288	0
Canyon Capital Arbitrage Master Fund, Ltd(1)	—	—	5,250,000	5,250,000	175,966	32,474	(3)
Canyon Value Realization Fund, L.P.(1)	—	—	2,625,000	2,625,000	87,983	16,237	(3)
Canyon Value Realization Fund (Cayman), Ltd.(1)	—	—	7,175,000	7,175,000	240,488	44,381	(3)
Canyon Value Realization Mac 18, Ltd. (RMF)(1)	—	—	1,050,000	1,050,000	35,193	6,494	(3)
CGNU Life Fund	—	—	600,000	600,000	20,110	0
Class C Trading Company, Ltd	—	—	820,000	820,000	27,484	0
Clinton Multistrategy Master Fund, Ltd	2,015,000	2,015,000	3,850,000	3,850,000	192,222	0
Clinton Riverside Convertible Portfolio Limited	3,985,000	3,985,000	8,650,000	8,650,000	414,876	0
CNH CA Master Account, L.P.	500,000	500,000	—	—	15,677	0
Commercial Union Life Fund	—	—	700,000	700,000	23,462	0
CooperNeff Convertible Strategies (Cayman) Master Fund, L.P.	211,000	211,000	11,495,000	11,495,000	391,899	0
Credit Suisse First Boston LLC	—	—	17,640,000	17,640,000	591,248	0
Credit Suisse First Boston Europe Limited(1)	—	—	400,000	400,000	13,407	0
Custom Investments PCC, Ltd	—	—	400,000	400,000	13,407	0
DKR Saturn Event Driven Holding Fund Ltd	5,000,000	5,000,000	—	—	156,775	0
DKR Saturn Holding Fund Ltd	5,000,000	5,000,000	—	—	156,775	0
DKR SoundShore Opportunity Holding Fund Ltd	—	—	661,000	661,000	22,155	0
DKR SoundShore Strategic Holding Fund Ltd	2,000,000	2,000,000	450,000	450,000	77,792	0
Equitec Group LLC(1)	500,000	500,000	—	—	15,677	0
Forest Fulcrum Fund LP(2)	4,220,000	4,220,000	—	—	132,318	0
Forest Global Convertible Fund, Ltd., Class A-5	17,010,000	17,010,000	—	—	533,348	0
Forest Multi-Strategy Master Fund SPC	5,363,000	5,363,000	—	—	168,156	0
Geode U.S. Convertible Arbitrage Fund	7,000,000	7,000,000	—	—	219,485	0
Goldman Sachs & Company	1,600,000	1,600,000	—	—	50,168	0

Hamilton Multi-Strategy Master Fund, L.P.	3,521,000	3,521,000	—	—	110,041	0
HFR CA Global Opportunity Master Trust	1,400,000	1,400,000	—	—	43,897	0
HFR CA Global Select Master Trust Account	—	—	480,000	480,000	16,088	0
HFR RVA Select Performance Master Trust	748,000	748,000	—	—	23,453	0
Highbridge International LLC(1)	15,000,000	15,000,000	30,000,000	30,000,000	1,475,850	0
Hotel Union and Hotel Industry of Hawaii Pension Plan	—	—	291,000	291,000	9,753	0
Hourglass Master Fund, Ltd	1,700,000	1,700,000	—	—	53,303	0
Institutional Benchmarks Master Fund Ltd	—	—	1,776,000	1,776,000	59,527	0
JMG Capital Partners, LP	22,500,000	22,500,000	—	—	705,488	0
JMG Triton Offshore Fund Ltd	22,500,000	22,500,000	—	—	705,488	0
KBC Convertible Mac 28(1)	1,100,000	1,100,000	7,860,000	7,860,000	297,937	0
KBC Convertible Opportunities Fund(1)	6,950,000	6,950,000	41,940,000	41,940,000	1,623,639	0
KBC Multi-Strategy Arbitrage Fund(1)	11,500,000	11,500,000	71,380,000	71,380,000	2,753,058	0
KBC Financial Products USA Inc.(2)	4,500,000	4,500,000	3,950,000	3,950,000	273,490	32,474	(3)
Kd Convertible Arbitrage L.P.	—	—	2,000,000	2,000,000	67,035	0
Laurel Ridge Capital, LP	—	—	2,000,000	2,000,000	67,035	0
LDG Limited	443,000	443,000	—	—	13,890	0
Lexington Vantage Fund	104,000	104,000	—	—	3,260	1,071	(3)
Lyxor/AM Investment Fund Ltd	3,500,000	3,500,000	700,000	700,000	133,204	0
Lyxor/Convertible Arbitrage Fund Limited	15,000	15,000	1,080,000	1,080,000	36,669	0
Lyxor/Forest Fund Limited	5,250,000	5,250,000	—	—	164,613	0
Lyxor Master Fund	—	—	2,000,000	2,000,000	67,035	0
Melody Iam Fund(1)	450,000	450,000	3,120,000	3,120,000	118,603	0
Man Mac 2 Limited	2,479,000	2,479,000	—	—	77,729	0
Mellon HBV Master Convertible Arbitrage Fund L.P.(1)	1,020,000	1,020,000	670,000	670,000	54,438	0
Mellon HBV Master Leveraged Multi-Strategy Fund Ltd(1)	140,000	140,000	—	—	4,389	0
Mellon HBV Master Multi-Strategy Fund Ltd(1)	640,000	640,000	200,000	200,000	26,770	0
Mint Master Fund Ltd	200,000	200,000	130,000	130,000	10,628	0
MSD TCB, L.P.	11,000,000	11,000,000	18,500,000	18,500,000	964,978	0
MSS Convertible Arbitrage I	85,000	85,000	—	—	2,665	0
National Bank of Canada(1)	2,000,000	2,000,000	5,000,000	5,000,000	230,297	0
Nisswa Master Fund Ltd	—	—	10,000,000	10,000,000	335,175	0
Nomura Securities International Inc.(2)	2,000,000	2,000,000	22,500,000	22,500,000	1,381,242	5,135
Norwich Union Life & Pensions	—	—	1,000,000	1,000,000	33,517
Piper Jaffray & Co(2)	4,000,000	4,000,000	4,000,000	4,000,000	259,490	0
Privilege Portfolio SICAV	—	—	3,000,000	3,000,000	100,552
R2 Investments, LDC(1)	—	—	500,000	500,000	16,758	0
Radcliffe SPC, Ltd. for and on behalf of the Class A Convertible Crossover Segrated Portfolio	2,500,000	2,500,000	—	—	78,387	108,248	(3)
Relay 11 Holdings Co	923,000	923,000	—	—	28,940	0
RHP Master Fund, Ltd.	—	—	8,500,000	8,500,000	284,898	0
Ritchie Beech Trading, Ltd	300,000	300,000	—	—	9,406	0
Royal Bank of Canada(1)	—	—	12,000,000	12,000,000	402,210	371,609
S.A.C. Capital Associates, LLC	1,000,000	1,000,000	—	—	31,355	1,000
Salomon Brothers Asset Management Inc.(1)	3,750,000	3,750,000	—	—	117,581	0
Silver Convertible Arbitrage Fund, LDC	—	—	1,100,000	1,100,000	36,869	0
Singlehedge U.S. Convertible Arbitrage Fund	51,000	51,000	3,238,000	3,238,000	110,128	0
Sphinx Convertible Arbitrage SPC	967,000	967,000	475,000	475,000	46,241	0
Sphinx Fund	479,000	479,000	—	—	15,019	2,348
SSI Blended Market Neutral L.P.	—	—	584,000	584,000	12,385	0
SSI Hedged Convertible L.P.	—	—	644,000	644,000	21,585	0
Sturgeon Limited	—	—	1,674,000	1,674,000	56,108	0

Sunrise Partners Limited Partnership(1)	2,000,000	2,000,000	2,000,000	2,000,000	129,745	2,100
TQA Master Fund Ltd	4,577,000	4,577,000	—	—	143,512	51,501	(3)
TQA Master Plus Fund Ltd.	7,797,000	7,797,000	—	—	244,475	94,449	(3)
Tredia Performance Fund Limited	—	—	200,000	200,000	6,703	0
Tribeca Investments L.T.D.	—	—	10,500,000	10,500,000	351,933	0
UBS O'Connor LLC	2,500,000	2,500,000	—	—	78,387	0
Viacom Inc. Pension Plan Master Trust	—	—	28,000	28,000	938	0
Wachovia Capital Markets LLC	5,000,000	5,000,000	14,500,000	14,500,000	642,778	0
Wachovia Securities International Ltd	20,000,000	20,000,000	20,000,000	20,000,000	1,297,450	0
Xavex Convertible Arbitrage 2 Fund	660,000	660,000	550,000	550,000	39,128	0
Xavex Convertible Arbitrage 4 Fund	148,000	148,000	—	—	4,640	0
Xavex Convertible Arbitrage 7 Fund	1,466,000	1,466,000	—	—	45,966	12,546	(3)
Xavex Convertible Arbitrage 10 Fund	720,000	720,000	1,700,000	1,700,000	79,554	0
Zurich Institutional Benchmarks Master Fund Ltd	955,000	955,000	—	—	29,944	8,335	(3)

TOTAL	250,000,000	250,000,000	500,000,000	500,000,000	24,597,500	N/A

(1)
The selling securityholder is an affiliate of a broker-dealer. See "Plan of Distribution" below.

(2)
The selling securityholder is a broker-dealer. See "Plan of Distribution" below.

(3)
Assumes conversion of the full amount of 5% debentures held by the holder at the rate of $92.38 in principal amount of the debentures per share of the common stock.

Voting/Investment Control Table

        The following table sets forth the natural person(s) who exercise voting and/or investment control over the notes held by selling securityholders that do not file reports with the Securities and Exchange Commission pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934. The inclusion of any natural person in this table does not constitute an admission of beneficial ownership of any notes or shares of common stock issuable upon conversion of any notes.

Selling Securityholder	Natural person(s) with voting or investment power
AG Domestic Convertibles, L.P.	John M. Angelo, Michael L. Gordon
AG Offshore Convertibles, Ltd	John M. Angelo, Michael L. Gordon
Argent Classic Convertible Arbitrage Fund, LP	Nathaniel Brown, Robert Richardson
Argent Classic Convertible Arbitrage Fund II, LP	Nathaniel Brown, Robert Richardson
Argent Classic Convertible Arbitrage Fund (Bermuda) Ltd.	Nathaniel Brown, Robert Richardson
Argent LowLev Convertible Arbitrage Fund LLC	Nathaniel Brown, Robert Richardson
Argent LowLev Convertible Arbitrage Fund Ltd.	Henry Cox, Thomas Marshall
Argent LowLev Convertible Arbitrage Fund II LLC	Nathaniel Brown, Robert Richardson
Barclays Global Investors Diversified Alpha Plus Funds	Michael A. Boyd
Basso Holdings Ltd.	Howard Fischer(1)
Basso Mutli-Strategy Holdings Fund Ltd	Howard Fischer(1)
BNP Paribas Equity Strategies, SNC	Jean Dominjon, Thomas J. Mahoney, Andrew Sterge
BP Amoco PLC Master Trust	John Gottfurcht, George Douglas, Amy Gottfurcht(2)
Canyon Capital Arbitrage Master Fund, Ltd.	Joshua S. Friedman, Mitchell R. Julis, Christian B. Evensen, Robert F. Turner(3)
Canyon Value Realization Fund, LP	Joshua S. Friedman, Mitchell R. Julis, Christian B. Evensen, Robert F. Turner(4)
Canyon Value Realization Fund (Cayman) Ltd.	Joshua S. Friedman, Mitchell R. Julis, Christian B. Evensen, Robert F. Turner(5)
Canyon Value Realization Mac 18, Ltd. (RMF)	Joshua S. Friedman, Mitchell R. Julis, Christian B. Evensen, Robert F. Turner(6)
CGNU Life Fund	David Clott
Class C Trading Company	Nathaniel Brown, Robert Richardson
Clinton Multistrategy Master Fund, Ltd.	Michael Vacca
Clinton Riverside Convertible Portfolio Limited	Michael Vacca

Commercial Union Life Fund	David Clott
Custom Investments PCC, Ltd.	Bruce McMahon, Saul Schwartzman, John Gordon
DKR Saturn Event Driven Holding Fund Ltd.	Ron Phillips(7)
DKR Saturn Holding Fund Ltd.	Mike Cotton(7)
DKR Soundshore Opportunity Holding Fund Ltd.	Howard Fischer(8)
DKR Soundshore Strategic Holding Fund Ltd.	Howard Fischer(8)
Forest Fulcrum Fund LP	Michael A. Boyd
Forest Global Convertible Fund, Ltd. Class A-5	Michael A. Boyd
Forest Mutli-Strategy Master Fund SPC	Michael A. Boyd
Geode U.S. Convertible Arbitrage Fund	Vincent Gubitosi
Hamilton Multi-Strategy Master Fund, LP	Michael Knox
HFR CA Global Opportunity Master Trust	Michael A. Boyd
HFR CA Global Select Master Trust Account	Nathaniel Brown, Robert Richardson
HFR RVA Select Performance Master Trust	Michael A. Boyd
Highbridge International LLC	Glenn Dubin, Henry Swieca(9)
Hotel Union and Hotel Industry of Hawaii Pension Plan	John Gottfurcht, George Douglas, Amy Gottfurcht(2)
Institutional Benchmarks Master Fund Ltd.	John Gottfurcht, George Douglas, Amy Gottfurcht(2)
JMG Capital Partners, L.P.	Jonathan M. Glaser(10)
JMG Triton Offshore	Roger Richter and Jonathan M. Glaser(11)
Laurel Ridge Capital, LP	Van Nguyen, John Illuzzi, Andrew Mitchell, Nathaniel Newlin, Timothy Walton, Venkatesh Reddy
LDG Limited	Robert Buttman, John Idone, George Esser, Paul Bucci, Bartholomew Tesoriero(12)
Lexington Vantage Fund	Robert Butman, George Essex, John Idone, Paul Bucci, Bartholomew Tesoriero(12)
Lyxor/Forest Fund Limited	Michael A. Boyd
Lyxor Master Fund	Nathaniel Brown, Robert Richardson
Mellon HBV Master Multi-Strategy Fund Ltd.	Stuart Dubson
Mint Master Fund Ltd.	Stuart Dobson
MSD TCB, L.P.	John Phelan, Glenn Fuhrman
Nisswa Master Fund Ltd.	Aaron Yeary, Brian Taylor
Norwich Union Life & Pensions	David Clott
Privilege Portfolio SICAV	David Clott
R2 Investments, LDC	Geoffrey Raynor(13)
Radcliffe SPC Ltd. For an on behalf of the Class A Convertible Crossover Segregated Portfolio	Steve Katznelson, Gerald Stahleker(14)
Relay 11 Holding Co.	Michael A. Boyd
Silver Convertible Arbitrage Fund, LDC	Nathaniel Brown, Robert Richardson
Sphinx Convertible Arbitrage SPC	Michael A. Boyd
Sphinx Fund	Robert Butman, George Essex, John Idone, Paul Bucci, Bartholomew Tesoriero
SSI Blended Market Neutral L.P.	John Gottfurcht, George Douglas, Amy Gottfurcht(2)
SSI Hedged Convertible L.P.	John Gottfurcht, George Douglas, Amy Gottfurcht(2)
Sunrise Partners Limited Partnership	S. Donald Sussman
TQA Master Fund Ltd	Robert Butman, George Essex, John Idone, Paul Bucci, Bartholomew Tesoriero
TQA Master Plus Fund	Robert Butman, George Essex, John Idone, Paul Bucci, Bartholomew Tesoriero
Tredia Performance Fund Limited	Nathaniel Brown, Robert Richardson
Viacom Inc. Pension Plan Master Trust	John Gottfurcht, George Douglas, Amy Gottfurcht(2)
Xavex Convertible Arbitrage 2 Fund	Nathaniel Brown, Robert Richardson
Xavex Convertible Arbitrage 4 Fund	Michael A. Boyd
Xavex Convertible Arbitrage 7 Fund	Robert Butman, George Essex, John Idone, Paul Bucci, Bartholomew Tesoriero
Xavex Convertible Arbitrage 10 Fund	Nathaniel Brown, Robert Richardson
Zurich Institutional Benchmarks Master Fund	Robert Butman, George Essex, John Idone, Paul Bucci, Bartholomew Tesoriero

(1)
Basso Capital Management and Basso Asset Management are the respective investment managers to Basso Holdings Ltd and Basso Multi-Strategy Holding Fund Ltd. Howard Fischer is a managing member of Basso GP LLC, the General Partner of Basso Capital Management and Basso Asset Management.

(2)
SSI Investment Management, or SSI, has voting and investment control over the notes held by the selling securityholder. The principal shareholders of SSI are John Gottfurcht, George Douglas and Amy Gottfurcht.

(3)
Canyon Capital Advisors LLC is the investment advisor for Canyon Capital Arbitrage Master Fund, Ltd. and has the power to direct investments by the Canyon Capital Advisors Ltd. The managing partners of Canyon Capital Advisors LLC are Joshua S. Friedman, Mitchell R. Julis, Christian B. Evenson and K. Robert Turner.

(4)
The general partners of Canyon Value Realization Fund, L.P. are Canpartners Investments III, L.P. Canyon Capital Advisors LLC is the General Partner of Canpartners Investments III, L.P. The managing partners of Canyon Capital Advisors LLC are Joshua Friedman, Mitchell R. Julis, Christian B. Evenson and K. Robert Turner.

(5)
Canyon Capital Advisors LLC is the investment advisor for Canyon Value Realization Fund (Cayman) Ltd. The managing partners of Canyon Capital Advisors LLC are Joshua Friedman, Mitchell R. Julis, Christian B. Evenson and K. Robert Turner. In addition, Joshua S. Friedman, Mitchell R. Julis and, Christian B. Evenson own all of the ordinary shares of Canyon Value Realization Fund (Cayman) Ltd. with full voting rights on all matters.

(6)
Managed Accounts Limited is the parent company of Canyon Value Realization Mac 18, Ltd. Canyon Capital Advisors is the investment advisor for Canyon Value Realization Mac 18, Ltd. and has the power to direct investments. The managing partners of Canyon Capital Advisors LLC are Joshua Friedman, Mitchell R. Julis, Christian B. Evenson and K. Robert Turner.

(7)
DKR Saturn Management L.P., or DKR Saturn, is a registered investment advisor with the Securities and Exchange Commission and as such, is the investment manager to DKR Saturn Event Driven Holding Fund Ltd., or DKR Event Fund, and the DKR Saturn Holdings Fund Ltd., or DKR Fund. DKR Saturn has retained certain portfolio managers to act as the portfolio manager to the DKR Event Fund and the DKR Fund. As such, DKR Saturn and certain portfolio managers have shared dispositive and voting power over the securities held by the DKR Event Fund and the DKR Fund. DKR Saturn has been retained to act as the portfolio manager for the notes, and the shares of common stock issuable upon conversion of the notes, held by the DKR Event Fund and the DKR Fund. Ron Phillips has trading authority over the DKR Event Fund and Mike Cotton has trading authority over the DKR Fund.

(8)
DKR Capital Partners L.P., or DKR LP is a registered investment advisor with the Securities and Exchange Commission and as such, is the investment manager to DKR Soundshore Opportunity Holding Fund Ltd., or DKR Opportunity, and DKR Soundshore Strategic Holding Fund Ltd., or DKR Strategic. DKR LP has retained certain portfolio managers to act as the portfolio manager to DKR Opportunity and DKR Strategic. As such, DKR LP and certain portfolio managers have shared dispositive and voting power over the securities held by DKR Opportunity and DKR Strategic. Howard Fischer is the portfolio manager for the notes, and the shares of common stock issuable upon conversion of the notes, held by DKR Opportunity and DKR Strategic.

(9)
Glenn Dubin and Henry Swieca are the principals of HighBridge Capital Management, the trading advisor to HighBridge International LLC.

(10)
JMG Capital Partners, L.P. is a California limited partnership. Its general partner is JMG Capital Management, LLC, a Delaware limited liability company and an investment adviser registered with the Securities and Exchange Commission. JMG Capital Management, LLC has voting and dispositive power over JMG Capital Partners' investments, including the notes. The equity interests of JMG Capital Management, LLC are owned by JMG Capital Management, Inc., a Delaware corporation, and Asset Alliance Holding Corp., a Delaware corporation. Jonathan M. Glaser is the Executive Officer and Director of JMG Capital Management, Inc. and has sole investment discretion over JMG Capital Partners' portfolio holdings.

(11)
JMG Triton Offshore Fund, Ltd., or JMG Triton, is an international business company under the laws of the British Virgin Islands. JMG Triton's investment manager is Pacific Assets Management LLC, a Delaware limited liability company. Pacific Assets Management LLC is an investment advisor registered with the Securities and Exchange Commission and has voting and dispositive power over JMG Triton's investments, including notes. The equity interests of Pacific Assets Management LLC are owned by Pacific Capital Management, Inc., a Delaware corporation, and Asset Alliance Holding Corp., a Delaware corporation. The equity interests of Pacific Assets Management LLC are owned by Messrs. Roger Richter, Jonathan M. Glaser and Daniel A. David, and Messrs. Glaser and Richter have sole investment and voting discretion over JMG Triton's portfolio holdings.

(12)
TQA Investors, L.L.C. has voting or investment power over the notes and shares of common stock issuable upon conversion of the notes. TQA Investors, L.L.C. consists of the following five members: Robert Butman, John Idone, George Esser, Paul Bucci and Bartholomew Tesoriero.

(13)
Amalgamated Gadget, L.P. has the solepower to direct the vote and to dispose or direct the disposition of the registrable securities pursuant to an investment management agreement with R2 Investments, LDC. Amalgamated Gadget, L.P. is controlled by Scepter Holdings, Inc., its sole general partner, which is in turn controlled by Geoffrey Raynor, the President and sole shareholder of Sceptor Holdings, Inc.

(14)
Pursuant to an investment management agreement, RG Capital Management, L.P., or RG Capital, serves as the investment manager of Radcliffe SPC, Ltd.'s Class A Convertible Crossover Segregated Portfolio. RGC Management Company, LLC, or Management LLC, is the general partner of RG Capital. Steve Katznelson and Gerald Stahlecker serve as the managing members of Management LLC. Each of RG Capital, Management LLC and Messrs. Katznelson and Stahlecker disclaims beneficial ownership of the securities owned by Radcliffe SPC, Ltd. for and on behalf of the Class A Convertible Crossover Segregated Portfolio.

PLAN OF DISTRIBUTION

        We are registering the notes and the shares of our common stock issuable upon conversion of the notes to permit public secondary trading of these securities by the holders from time to time after the date of this prospectus. We have agreed, among other things, to bear all expenses, other than underwriting discounts and selling commissions, in connection with the registration and sale of the notes and the shares of our common stock issuable upon conversion of the notes covered by this prospectus.

        We will not receive any of the proceeds from the offering of the notes or the shares of our common stock issuable upon conversion of the notes by the selling securityholders. The notes and shares of common stock issuable upon conversion of the notes may be sold from time to time directly by any selling securityholder or, alternatively, through underwriters, broker-dealers or agents. If notes or shares of common stock issuable upon conversion of the notes are sold through underwriters or broker-dealers, the selling securityholder will be responsible for underwriting discounts or commissions or agents' commissions.

        The notes or shares of common stock issuable upon conversion of the notes may be sold:

  •
  in one or more transactions at fixed prices;

  •
  at prevailing market prices at the time of sale;

  •
  at varying prices determined at the time of sale; or

  •
  at negotiated prices.

        Such sales may be effected in transactions, which may involve block trades or transactions in which the broker acts as agent for the seller and the buyer:

  •
  on any national securities exchange or quotation service on which the notes or shares of common stock issuable upon conversion of the notes may be listed or quoted at the time of sale;

  •
  in the over-the-counter market;

  •
  in transactions otherwise than on a national securities exchange or quotation service or in the over-the-counter market; or

  •
  through the writing of options.

        In connection with sales of the notes or shares of common stock issuable upon conversion of the notes or otherwise, any selling securityholder may:

  •
  enter into hedging transactions with broker-dealers, which may in turn engage in short sales of the notes or shares of common stock issuable upon conversion of the notes in the course of hedging the positions they assume;

  •
  sell short and deliver notes or shares of common stock issuable upon conversion of the notes to close out the short positions; or

  •
  loan or pledge notes or shares of common stock issuable upon conversion of the notes to broker-dealers that in turn may sell the securities.

        The outstanding common stock is publicly traded on the NASDAQ National Market. We do not intend to apply for listing of the notes on NASDAQ or any securities exchange. Accordingly, we cannot assure that any trading market will develop or have any liquidity.

        The selling securityholders identified in the selling securityholder table as broker-dealers are "underwriters" within the meaning of the Securities Act, and any profits that they realize on the resale of the notes or the shares are underwriting commissions or discounts.

        The selling securityholders identified in the selling securityholder table as affiliates of broker-dealers have informed us that they purchased the notes in the ordinary course of business, and at the time of the purchase of the notes had no agreements or understandings, directly or indirectly, with any person to distribute the notes. To the extent that we become aware that any selling securityholder did not acquire its notes in the ordinary course of business or did have such an agreement or understanding, we will file an amendment to this registration statement to designate such affiliate as an "underwriter" within the meaning of the Securities Act.

        The selling securityholders and any broker-dealers, agents or underwriters that participate with the selling securityholders in the distribution of the notes or the shares of common stock issuable upon conversion of the notes may be deemed to be "underwriters" within the meaning of the Securities Act, in which event any commissions received by these broker-dealers, agents or underwriters and any profits realized by the selling securityholders on the resales of the notes or the shares may be deemed to be underwriting commissions or discounts under the Securities Act.

        In addition, any securities covered by this prospectus which qualify for sale pursuant to Rule 144, Rule 144A, or any other available exemption from registration under the Securities Act may be sold under Rule 144, Rule 144A, or any of the other available exemptions rather than pursuant to this prospectus.

        There is no assurance that any selling securityholder will sell any or all of the notes or shares of common stock issuable upon conversion of the notes described in this prospectus, and any selling securityholder may transfer, devise or gift the securities by other means not described in this prospectus.

        We originally sold the notes to the initial purchasers in a private placement with closings in December 2003 and January 2004. We agreed to indemnify and hold the initial purchasers of the notes harmless against certain liabilities under the Securities Act that could arise in connection with the sale of the notes by the initial purchasers. The registration rights agreement provides for us and the selling securityholders to indemnify each other against certain liabilities arising under the Securities Act.

        We agreed pursuant to the registration rights agreement to use our best efforts to cause the registration statement to which this prospectus relates to become effective as promptly as is practicable and to keep the registration statement effective until the earlier of:

  •
  such date when no transfer restricted securities remain outstanding; and

  •
  such date that is two years after the latest date of original issuance.

        The registration rights agreement provides that we may suspend the use of this prospectus in connection with sales of notes and shares of common stock issuable upon conversion of the notes by holders for a period not to exceed an aggregate of 45 days in any three-month period, or not to exceed an aggregate of 90 days in any 365 day period, under certain circumstances relating to pending corporate developments, public filings with the SEC and similar events. We will bear the expenses of preparing and filing the registration statement and all post-effective amendments.

LEGAL MATTERS

        The validity of the notes and the shares of common stock issuable upon conversion of the notes offered hereby will be passed upon for Sepracor by Wilmer Cutler Pickering Hale and Dorr LLP, Boston, Massachusetts 02109.

EXPERTS

        The financial statements incorporated in this prospectus by reference to the Annual Report on Form 10-K of Sepracor Inc. for the year ended December 31, 2003, have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

ADDITIONAL FILINGS AND COMPANY INFORMATION

        We file reports, proxy statements, information statements and other information with the Securities and Exchange Commission. You may read and copy this information, for a copying fee, at the Commission's public reference facilities at 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549. Please call the Commission at 1-800-SEC-0330 for more information on its public reference rooms. Our Commission filings are also available to the public from commercial document retrieval services and at the web site maintained by the Commission at http://www.sec.gov.

        We have filed with the Commission a registration statement on Form S-3 to register with the Commission the resale of the notes and shares of our common stock described in this prospectus. This prospectus is part of that registration statement, and provides you with a general description of the notes and shares of common stock being registered, but does not include all of the information you can find in the registration statement or the exhibits. You should refer to the registration statement and its exhibits for more information about Sepracor, the notes and the shares of common stock being registered.

WHERE YOU CAN FIND MORE INFORMATION

        The Commission allows us to "incorporate by reference" information into this prospectus, which means that we can disclose important information to you by referring to another document filed separately with the Commission. The information incorporated by reference is deemed to be part of this prospectus, except for information superseded by this prospectus. The prospectus incorporates by reference the documents set forth below that we have previously filed with the Commission. These documents contain important information about Sepracor and its finances.

  (1)
  Annual Report on Form 10-K for the year ended December 31, 2003;

  (2)
  Quarterly Report on Form 10-Q for the quarter ended March 31, 2004;

  (3)
  Current Report on Form 8-K filed on January 14, 2004;

  (4)
  Current Report on Form 8-K filed on March 2, 2004; and

  (5)
  Current Report on Form 8-K filed on April 1, 2004.

        We are also incorporating by reference additional documents that we may file with the Commission under Section 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act prior to the termination of this offering.

        If you are a stockholder, we may have sent you some of the documents incorporated by reference, but you can obtain any of them through us or the Commission. Documents incorporated by reference are available from us without charge, except exhibits, unless we have specifically incorporated by reference an exhibit in this prospectus. Stockholders may obtain documents incorporated by reference in this prospectus by requesting them in writing or by telephone from:

        Sepracor Inc.
        Attention: Executive Vice President,
        Finance and Administration
        84 Waterford Drive
        Marlborough, MA 01752
        Telephone: (508) 481-6700

PART II
INFORMATION NOT REQUIRED IN PROSPECTUS

Item 14. Other Expenses Of Issuance And Distribution.

        The following table sets forth the various expenses to be incurred in connection with the sale and distribution of the securities being registered hereby, all of which will be borne by the Registrant (except expenses incurred by the Selling Securityholder for brokerage fees, selling commissions and expenses incurred by the Selling Securityholders for legal services). All amounts shown are estimates except the Securities and Exchange Commission registration fee.

Securities and Exchange Commission filing fee	$95,025
Legal fees and expenses of the Company	50,000
Accounting fees and expenses	10,000
Printing expenses	20,000

Total expenses	175,025

Item 15. Indemnification Of Directors And Officers.

        Article NINTH of the Registrant's Restated Certificate of Incorporation (as amended, the "Certificate of Incorporation") provides that no director of the Registrant shall be liable for any breach of a fiduciary duty, except to the extent that the General Corporation Law of the State of Delaware, which we refer to as the DGCL, prohibits the elimination or limitation of liability of directors for breach of fiduciary duty.

        Article THIRTEENTH of the Certificate of Incorporation provides that a director or officer of the Registrant (a) shall be indemnified by the Registrant against all costs, charges, expenses (including attorneys' fees), judgments, fines and amounts paid in settlement incurred in connection with any litigation or other legal proceeding (other than an action by or in the right of the Registrant) brought against him by virtue of his position as a director or officer of the Registrant if he acted in good faith and in a manner he reasonably believed to be in, or not opposed to, the best interests of the Registrant, and, with respect to any criminal action or proceeding, has no reasonable cause to believe his conduct was unlawful and (b) shall be indemnified by the Registrant against all costs, charges and expenses (including attorneys' fees) incurred in connection with any action by or in the right of the Registrant brought against him by virtue of his position as a director or officer of the Registrant if he acted in good faith and in a manner he reasonably believed to be in, or not opposed to, the best interests of the Registrant, except that no indemnification shall be made with respect to any such matter as to which such person shall have been adjudged to be liable to the Registrant, unless a court determines that, despite such adjudication but in view of all of the circumstances, he is entitled to indemnification of such expenses. Notwithstanding the foregoing, to the extent that a director or officer has been successful, on the merits or otherwise, including, without limitation, the dismissal of an action without prejudice or the settlement of an action without admission of liability, he is required to be indemnified by the Registrant against all costs, charges and expenses (including attorneys' fees) incurred in connection therewith. Expenses shall be advanced to a director or officer at his request, provided that he undertakes to repay the amount advanced if it is ultimately determined that he is not entitled to indemnification for such expenses.

        Indemnification is required to be made unless the Board of Directors or independent legal counsel determines that the applicable standard of conduct required for indemnification has not been met. In the event of a determination by the Board of Directors or independent legal counsel that the director or officer did not meet the applicable standard of conduct required for indemnification, or if the Registrant fails to make the applicable standard of conduct required for indemnification, or if the Registrant fails to make an indemnification payment within 60 days after such payment is claimed by such person, such person is permitted to petition the court to make an independent determination as to whether such person is entitled to indemnification. As a condition precedent to the right of indemnification, the director or officer must give the Registrant notice of the action for which indemnity is sought and the Registrant has the right to participate in such action or assume the defense thereto.

        Article THIRTEENTH of the Certificate of Incorporation further provides that the indemnification provided therein is not exclusive, and provides that in the event that the DGCL is amended to expand the indemnification permitted to directors or officers the Registrant must indemnify those persons to the fullest extent permitted by such law as so amended.

        Section 102 of the Delaware General Corporation Law allows a corporation to eliminate the personal liability of directors of a corporation to the corporation or its stockholders for monetary damages for a breach of fiduciary duty as a director, except where the director breached his duty of loyalty, failed to act in good faith, engaged in intentional misconduct or knowingly violated a law, authorized the payment of a dividend or approved a stock repurchase in violation of Delaware corporate law or obtained an improper personal benefit. The Registrant has included such a provision in its Certificate of Incorporation.

        Section 145 of the DGCL provides that a corporation has the power to indemnify a director, officer, employee or agent of the corporation and certain other persons serving at the request of the corporation in related capacities against amounts paid and expenses incurred in connection with an action or proceeding to which he is or is threatened to be made a party by reason of such position, if such person shall have acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation, and, in any criminal proceeding, if such person had no reasonable cause to believe his conduct was unlawful; provided that, in the case of actions brought by or in the right of the corporation, no indemnification shall be made with respect to any matter as to which such person shall have been adjudged to be liable to the corporation unless and only to the extent that the adjudicating court determines that such indemnification is proper under the circumstances.

        The Registrant maintains a general liability insurance policy which covers certain liabilities of directors and officers of the Registrant arising out of claims based on acts or omissions in their capacities as directors or officers.

Item 16. List Of Exhibits.

3.1	(1)	Restated Certificate of Incorporation, as amended of the Registrant
3.2	(2)	Amended and Restated By-Laws of the Registrant
4.1	(1)	Form of Global 0% Series A Convertible Senior Subordinated Note due 2008.
4.2	(1)	Form of Global 0% Series B Convertible Senior Subordinated Note due 2010.
4.3	(3)	Indenture, dated as of December 12, 2003, by and between the Registrant and JP Morgan Chase Bank, as trustee.
4.4	(3)	Registration Rights Agreement, dated as of December 12, 2003, by and between the Registrant, Morgan Stanley & Co. Incorporated, Credit Suisse First Boston LLC and U.S. Bancorp Piper Jaffray, Inc.
5.1		Opinion of Wilmer Cutler Pickering Hale and Dorr LLP.
12	(4)	Statement of Computation of Ratio of Earnings to Fixed Charges.
23.1	(4)	Consent of Hale and Dorr LLP, included in Exhibit 5 filed herewith.
23.2		Consent of PricewaterhouseCoopers LLP.
24	(4)	Power of Attorney (See page II-4 of this Registration Statement).
25	(4)	Statement of Eligibility of Trustee on Form T-1.

(1)
Incorporated by reference from the Registrant's Annual Report on Form 10-K for the year ended December 31, 2003.

(2)
Incorporated by reference from the Registrant's Annual Report on Form 10-K for the year ended December 31, 2000.

(3)
Incorporated by reference from the Registrant's Current Report on Form 8-K filed on December 15, 2003.

(4)
Previously filed.

Item 17. Undertakings.

        The undersigned Registrant hereby undertakes:

  (1)
  To file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement:

  (i)
  To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933, as amended (the "Securities Act");

  (ii)
  To reflect in the prospectus any facts or events arising after the effective date of this Registration Statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in this Registration Statement. Notwithstanding the foregoing, any increase or decrease in the volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any derivation from the low or high and of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20 percent change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the Registration Statement; and

    (iii)
    To include any material information with respect to the plan of distribution not previously disclosed in this Registration statement or any material change to such information in this Registration Statement;

  provided, however, that paragraphs (i) and (ii) do not apply if the registration statement is on Form S-3, Form S-8 or Form F-3, and the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed with or furnished to the Commission by the registrant pursuant to Section 13 and 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the registration statement.

  (2)
  That, for the purposes of determining any liability under the Securities Act, each post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at the time shall be deemed to be the initial bona fide offering thereof.

  (3)
  To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

        The undersigned Registrant hereby undertakes that, for purposes of determining any liability under the Securities Act, each filing of the Registrant's annual report pursuant to Section 13(a) or 15(d) of the Exchange Act (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Exchange Act) that is incorporated by reference in this Registration Statement shall be deemed to be a new registration statement relating to the securities offered therein and the offering of such securities at the time shall be deemed to be the initial bona fide offering thereof.

        Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers, and controlling persons of the Registrant pursuant to the indemnification provisions described herein, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer, or controlling person of our company in the successful defense of any action, suit, or proceeding) is asserted by such director, officer, or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by us is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

SIGNATURES

        Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Amendment No. 2 to Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the Town of Marlborough, Commonwealth of Massachusetts, on this 16th day of June 2004.

SEPRACOR INC.
By:	/s/ ROBERT F. SCUMACI Robert F. Scumaci Executive Vice President, Finance and Administration

        Pursuant to the requirements of the Securities Act of 1933, this Amendment No. 1 to Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

/s/ TIMOTHY J. BARBERICH Timothy J. Barberich	Chairman, Chief Executive Officer and Director (Principal Executive Officer)	June 16, 2004
/s/ DAVID P. SOUTHWELL David P. Southwell	Executive Vice President, Chief Financial Officer and Secretary (Principal Financial Officer)	June 16, 2004
/s/ ROBERT F. SCUMACI Robert F. Scumaci	Executive Vice President, Finance and Administration and Treasurer (Principal Accounting Officer)	June 16, 2004
* James G. Andress	Director	June 16, 2004
* Digby W. Barrios	Director	June 16, 2004
* Robert J. Cresci	Director	June 16, 2004
* Keith Mansford	Director	June 16, 2004

* James F. Mrazek	Director	June 16, 2004
* Alan J. Steigrod	Director	June 16, 2004
By:	/s/ ROBERT F. SCUMACI Name: Robert F. Scumaci Title: Attorney-in-fact

EXHIBIT INDEX

NUMBER		DESCRIPTION
3.1	(1)	Restated Certificate of Incorporation, as amended of the Registrant
3.2	(2)	Amended and Restated By-Laws of the Registrant
4.1	(1)	Form of Global 0% Series A Convertible Senior Subordinated Note due 2008.
4.2	(1)	Form of Global 0% Series B Convertible Senior Subordinated Note due 2010.
4.3	(3)	Indenture, dated as of December 12, 2003, by and between the Registrant and JP Morgan Chase Bank, as trustee.
4.4	(3)	Registration Rights Agreement, dated as of December 12, 2003, by and between the Registrant, Morgan Stanley & Co. Incorporated, Credit Suisse First Boston LLC and U.S. Bancorp Piper Jaffray, Inc.
5.1		Opinion of Wilmer Cutler Pickering Hale and Dorr LLP.
12	(4)	Statement of Computation of Ratio of Earnings to Fixed Charges.
23.1	(4)	Consent of Hale and Dorr LLP, included in Exhibit 5 filed herewith.
23.2		Consent of PricewaterhouseCoopers LLP.
24	(4)	Power of Attorney (See page II-4 of this Registration Statement).
25	(4)	Statement of Eligibility of Trustee on Form T-1.

(1)
Incorporated by reference from the Registrant's Annual Report on Form 10-K for the year ended December 31, 2003.

(2)
Incorporated by reference from the Registrant's Annual Report on Form 10-K for the year ended December 31, 2000.

(3)
Incorporated by reference from the Registrant's Current Report on Form 8-K filed on December 15, 2003.

(4)
Previously filed.

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TABLE OF CONTENTS
PROSPECTUS SUMMARY
RISK FACTORS
CAUTIONARY STATEMENT CONCERNING FORWARD-LOOKING INFORMATION
USE OF PROCEEDS
DEFICIENCY OF EARNINGS TO FIXED CHARGES
DESCRIPTION OF NOTES
DESCRIPTION OF CAPITAL STOCK
MATERIAL UNITED STATES FEDERAL TAX CONSIDERATIONS
PLAN OF DISTRIBUTION
LEGAL MATTERS
EXPERTS
ADDITIONAL FILINGS AND COMPANY INFORMATION
WHERE YOU CAN FIND MORE INFORMATION
PART II INFORMATION NOT REQUIRED IN PROSPECTUS
SIGNATURES
EXHIBIT INDEX